EXHIBIT 99.2

To find, mine and deliver the planet’s most important and essential minerals that enable the world and humankind to create, innovate, and prosper

Management’s Discussion and Analysis For the three and six months ended on June 30, 2025 Dated as of August 5, 2025

Management’s Discussion and Analysis

Summary

1. BACKGROUND AND CORE BUSINESS	4

2. SECOND QUARTER 2025 and FIRST HALF 2025 SUMMARY	5

3. EMPLOYEES, ENVIRONMENT AND SOCIAL	9

3.2. COMMUNITIES	14

3.3 CORPORATE GOVERNANCE	17

4. OPERATIONAL HIGHLIGHTS	18

5. FINANCIAL HIGHLIGHTS	18

6. OUTLOOK AND KEY FACTORS	22

7. REVIEW OF MINING OPERATIONS AND EXPLORATION	24

8. RESULTS OF OPERATIONS	40

9. SUMMARY OF QUARTERLY AND ANNUAL RESULTS	44

10. LIQUIDITY AND CAPITAL RESOURCES	44

11. CONTRACTUAL OBLIGATIONS	46

12. RELATED PARTY TRANSACTIONS	46

13. PROPOSED TRANSACTIONS	47

14. CRITICAL ACCOUNTING ESTIMATES	47

15. FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS	48

16. DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	49

17. SUBSEQUENT EVENTS	50

18. NON-GAAP PERFORMANCE MEASURES	51

19. RISK FACTORS	55

20. DISCLOSURE OF SHARE DATA	55

21. CAUTIONARY NOTES AND ADDITIONAL INFORMATION	55

22. TECHNICAL DISCLOSURE	57

Management’s Discussion and Analysis

The management’s discussion and analysis (“MD&A”) has been prepared as at the date written on the cover page and provides information that management believes is relevant to assessing and understanding the financial condition of Aura Minerals Inc. (the “Company”, “Aura Minerals” or “Aura”) and the results of operations and cash flows for the three and six months ended June 30, 2025.

This MD&A should be read in conjunction with the Company’s quarterly condensed interim Financial Statements for three and six months ended June 30, 2025, and the related notes thereto (the “Financial Statements”) which have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (collectively, “IFRS”). In addition, this MD&A should be read in conjunction with both Annual audited consolidated financial statements for the year ended December 31, 2024  and the related annual MD&A and the Company’s most recent annual information form (“AIF”) as well as other information relating to Aura Minerals as filed on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Except for mineral prices and per-share amounts, which are presented in United States dollars, and unless otherwise noted, references herein to “US$” or and “$” are to thousands of United States dollars. References to “C$” are to thousands of Canadian dollars. References to “BRL” or “R$” are to Brazilian reais and references to MXN are to Mexican pesos. Tables and dollar figures in the body of the document are expressed in United States dollars, except where otherwise noted. The rate of exchange for one United States dollar into Canadian dollars on June 30, 2025 was US$1.00 = C$1.3643 and the rate of exchange for one Brazilian real into U.S. dollars on June 30, 2025 was US$1.00 = BRL 5.4571, as reported by the Bank of Canada and Central Bank of Brazil, respectively.

The Company uses certain non-GAAP financial measures (and non-GAAP ratios) in this MD&A, which the Company believes, when supplementing measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The below non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial measures, non-GAAP ratios and supplementary financial measures included in this MD&A are:

•	Adjusted EBITDA (“Adjusted EBITDA”);

•	Cash operating costs per gold equivalent ounce sold (“cash cost”);

•	All-in sustaining costs per gold equivalent ounce sold (“AISCs”);

•	Realized average gold price per ounce sold, net;

•	Net debt (“Net debt”);

•	Adjusted EBITDA margin (“Adjusted EBITDA margin”);

•	Adjusted Net Income (“Adjusted Net Income”).

Further information and reconciliations associated with the certain non-GAAP financial measures used by the Company in this MD&A, including non-GAAP financial measures above, can be found in Section 18: Non-GAAP Performance Measures.

Statements herein are subject to the risks and uncertainties identified in Section 19: Risk Factors and Section 21: Cautionary Note regarding Forward-Looking Information of this MD&A.

All mineral resource and mineral reserve estimates included in the documents referenced in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and in accordance with h Subpart 1300 of Regulation S-K (S-K 1300). Readers are encouraged to review the AIF and F-1 forms and full text of the Company’s other continuous disclosure documents. These documents are available on SEDAR+ and supply further information on the Company’s compliance with NI 43-101 requirements as well as EDGAR+ and supply further information on the Company’s compliance with S-K 1300 requirements. See Section 22: Technical Disclosure of this MD&A for further information.

Additional information relating to the Company, including the AIF, is available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Management’s Discussion and Analysis

1. BACKGROUND AND CORE BUSINESS

Aura is a high-growth, multi-jurisdiction, gold and copper producer focused on the operation and development of gold and base metal projects in the Americas. The common shares of the Company (the “Common Share”) are listed on NASDAQ under the symbol “AUGO” and on the TSX under the symbol “ORA”, and the Brazilian Depositary Receipts (“BDRs”) of the Company, each representing three Common Shares, are listed on the B3 - Brasil, Bolsa Balcão under the symbol “AURA33”.

Aura owns operating gold and copper projects in Brazil, Mexico and Honduras, and owns other projects that are at different stages of development in Brazil, Colombia and Guatemala. The Company’s main objective is to grow its business responsibly, sustainably, and profitably while also adhering to the highest environmental and safety standards, aligned with the Aura 360° Mining Culture.

Aura has a history of sector leading dividends, returning approximately US$248 million to shareholders between dividends and buybacks since 2021.

The Company has the following mineral properties:

Assets in Operations and Ramp Up Stages:

Aranzazu – an underground copper mine operation, producing gold as a by-product, located within the Municipality of Concepcion del Oro in the State of Zacatecas, Mexico, near its northern border with the State of Coahuila. The property is situated in a rugged mountainous area and is accessed either from the city of Zacatecas, located 250 km to the southwest, or from the city of Saltillo, located 112 km to the northeast in the State of Coahuila.

Apoena – a mine complex located in the southwest of Mato Grosso state, near Pontes e Lacerda in Brazil which consists of the following gold deposits: the Lavrinha open pit mine (“Lavrinha”), the Ernesto open pit mine (“Ernesto”), the Japonês open pit mine, the Nosde open pit mine, and the near mine open pit prospects Japonês Oeste, Pombinhas and several other potential prospects.

Minosa – an open pit heap leach gold mine located in the highlands of western Honduras, in the municipality of La Union, Department of Copan, approximately 150 km southwest of the city of San Pedro Sula.

Almas – an open pit gold operation located in the state of Tocantins, Brazil, that consists of three deposits (Paiol, Vira Saia and Cata Funda) and several exploration targets, including Nova Prata/Espinheiro, Jacobina and Morro do Carneiro, a total area of 101,000 hectares of minerals rights.

Borborema Project (“Borborema”) - A greenfield open pit gold mine, located in the municipality of Currais Novos, Rio Grande do Norte state, in the northeast of Brazil, the Borborema project was built on time and on budget in just 19 months with zero Lost Time Incidents. Following the completion of construction, in March 28, 2025, the project entered the ramp-up phase to start commercial production by the end of Q3 2025. Aura completed a Feasibility Study in August 2023 which indicated anticipated production of 748,000 ounces of gold over an 11.3-year mine life, with possibilities for even greater output. The project also showcases a strong mineral reserve base, with probable mineral reserves of 812,000 oz gold, and an extensive mineral resource profile with strong growth potential that consists of 63.7 Mt at average grade of 1.01 g/t for 2,077 koz of indicated mineral resources and 10.9 Mt at average grade of 1.13 g/t for 393 koz of inferred mineral resources (see Section 22: Technical Disclosure of this MD&A for further information on the NI 43-101 and S-K 1300 compliant technical reports). Initial measures have already been undertaken to start obtaining permits to move the road, and upon its successful relocation, there exists the potential to convert part of the 1,265 koz of indicated mineral resources into mineral reserves (exclusive of the current mineral reserves), depending on future set of modifying factors, such as gold price, exchange rate and others  . Aura holds 100% of the shares of Borborema Inc., which indirectly owns Borborema, and envisions the project to be economically strong and also a testament to its strategic growth in Brazil's mining landscape.

Management’s Discussion and Analysis

Projects in Development and Exploration Stages:

Matupá Project (“Matupá”) – a gold project located in the northern part of the state of Mato Grosso, Brazil consists of three deposits: X1 (gold), Serrinhas (gold), and Guarantã Ridge (base metal).  The main focus for exploration was X1, a 350-meter-long deposit which resulted in a mineral resource and a NI 43-101 and S-K 1300 compliant technical reports. See Section 22: Technical Disclosure of this MD&A for further information on the NI 43-101 and S-K 1300 compliant technical reports. The Matupá Project’s claims consist of multiple exploration targets, including a copper porphyry target, in a total area of 62,500 hectares of mineral rights. Two additional exploration prospects acquired in 2024 are being advanced nearby, which includes, the Pé Quente Project, located 34 km from X1 with a historical in situ resource estimate of 257Koz (6.26 million tonnes @ 1.28 g/t Au) and the Pezão Project, located 50km from X1 with a historical potential in situ resource of 370Koz  . The Pé Quente Project offers significant potential opportunity to expand resources in the Alta Floresta Gold Province. Spanning 19,593 hectares, the project features gold mineralization linked to intrusion-related deposits controlled by regional structural trends. This follows an extensive 2024–2025 drilling campaign totaling 16,942.41 meters across 96 drillholes on four key targets: Nilva, Rubens, Goiano, and Barba mineralized zones. The program confirmed strong gold mineralization continuity across all targets, with strike lengths of up to 440 meters, down-dip extensions of up to 350 meters, and mineralized zones with true thicknesses reaching up to 90 meters in the Nilva target.

Era Dorada Project (previously known as “Cerro Blanco”) is a near-surface gold deposit located in Jutiapa, Guatemala.

The Company filed an S-K 1300 compliant Preliminary Economic Assessment (“PEA”) for Era Dorada Project on June 9, 2025, with an Indicated Mineral Resources of 1.9 million ounces of gold, assuming 6.35 million tonnes at 9.31 grams per tonne. The total production was approximately 1.4 million ounces of gold over a 17 year Life of Mine (“LOM”), and an average production of 91k ounces of gold for the first 4 years. The total initial implementation CAPEX is estimated at US$264 million with a payback of approximately 3.5 years after the beginning of the operation. Aura is currently working on a full Feasibility Study, expected to be completed by early 2026.

Aura Carajás (“Serra da Estrela Project”) – a permitted exploration target of 9,805 hectares, located in the State of Para, Brazil, Carajás area. The area includes iron oxide copper gold (“IOCG”) mineralization targets along a 6 km strike with copper surface anomalies of up to 500ppm Cu and has nine historical exploration holes totaling 2,552 meters with positive intercepts showing mineralization. Aura acquired exploration rights and options to test for continuity and economic grades in the target area. Since originally acquiring the option in February 2023, Aura completed approximately 22,000 meters of diamond drilling in 65 drill holes during 2023–2024.  These drilling efforts extended the mineralized strike from the original 6 km to 8 km, with semi-massive sulfide zones exceeding 1% copper within the overall mineralized envelope. While no new exploration has been conducted since December 2024, Aura plans to drill approximately 10 kilometers across the project in the second half of 2025. This next phase of work is designed to advance the project toward a maiden resource estimate.

Other Projects and Mines:

Tolda Fria Gold Project (“Tolda Fria”) – a gold project located in Caldas State, Colombia. The project has a total of 6,624 hectares in mineral rights and the Company is generating potential targets through early-stage exploration. The project is under care and maintenance.

São Francisco Gold Mine (“São Francisco”) – is an open pit heap leach gold mine located in the southwest of the state of Mato Grosso, Brazil, approximately 560 km west of Cuiaba, the state capital. Currently, the mine is under care and maintenance and held for sale.

2. SECOND QUARTER 2025 and FIRST HALF 2025 SUMMARY

Q2 2025 Financial and Operational Highlights:

Total production in Q2 2025 reached 64,033 gold equivalent ounces (“GEO”), 7% higher than Q1 2025 and in line compared to the same period last year at current metal prices. At constant metal prices, production increased by 9% when compared to both Q1 2025 and Q2 2024. The Company remains on track to meet its 2025 guidance of 266,000 to 300,000 GEO. During the quarter, Aura commenced operations at Borborema,  anticipated to be one of the Company’s largest and lowest cash cost operations. In the quarter, Borborema’s preliminary production totaled 2,577 GEO, following the project’s first gold pour. The project was completed on schedule, within 19 months, and on budget, and Aura expects to declare Borborema

Management’s Discussion and Analysis

commercial production by the end of Q3 2025. In H1 2025, production was 124,120 GEO an increase when compared to the result of H1 2024 of 122,680 GEO, at constant prices. Compared to the public guidance for 2025, this total production represents 47% of the low proposed guidance and 41% of the high proposed guidance, reinforcing the Company's confidence in meeting the 2025 production guidance, since Borborema is still in the ramp up phase.

The paragraphs below detail Q2 2025 production performance by each operating asset:

•	Aranzazu: Production reached 22,281 GEO, representing a 9% increase compared to the previous quarter, resulting from higher grades and better recoveries, despite the increase in gold prices which negatively impacted the conversion to GEO. When compared to Q2 2024, production decreased by 10% due to the sharp increase in gold prices between the periods which also impacted GEO conversion. At constant prices, Aranzazu production increased by 17% when compared to Q1 2025 and 15% when compared to Q2 2024, also due to higher grades. In H1 2025, production was 41,298 GEO, 5% above H1 2024 at constant prices.

•	Minosa: Production totaled 18,039 GEO, up 2% when compared to the previous quarter, resulting from higher grades processed during the quarter due to mine sequencing. When compared to the same quarter last year, production decreased by 6% and was in line with the Company’s expectations. In H1 2025, production was 35,345 GEO, 9% below H1 2024.

•	Almas: production reached 12,917 GEO consistent with Q1 2025 (13,101 GEO). Compared to Q2 2024, production increased 22%, driven by higher ore throughput and improved mine performance, reflecting the benefits of the plant expansion and transition to the new mine contractor during Q2 2024. In H1 2025, 26,018 GEO, 16% above H1 2024.

•	Apoena: Production was in line with expectations at 8,219 GEO, a 17% decrease from Q2 2024, and 7% from Q1 2025, consistent with the mine plan due to accessing lower grades. Despite this decrease, production remains on track with the Company`s full year 2025 guidance. Pre-stripping is underway at Nosde and Lavrinha to regain access to higher grade ore at Nosde Phase III by late 2026. H1 2025, production was 22% lower than H1 2024.

•	Borborema: Production totaled 2,577 GEO following the mine’s first gold pour. Borborema remains on track to achieve commercial production by the end of Q3 2025.

•	Sales volumes was 62,452 in GEO, a decrease of 1% in Q2 2025 from Q2 2024 and increased by 3% when compared to the previous quarter. This quarter’s result was in line with Aura’s expectation, reflecting Apoena mine’s investment phase and lower ore grades and also due to lower sales volumes at Aranzazu, considering the negative impact of the copper to gold conversion (despite total copper sales of 16,815 Klb, a 30% increase compared to Q2 2024 and 23% higher than Q1 2025) and Minosa, all offset by the production from Borborema and higher sales volumes at Almas.

•	Net Revenues reached a record high of US$190,436 in Q2 2025, representing an increase of 42% compared to Q2 2024 and an increase of 18% when compared to Q1 2025, mainly due to higher gold price. In H1 2025, revenues reached US$352,240, an increase of 32% compared to the same period of 2024.

o	Average net realized gold sale prices increased by 14% in Q2 2025 compared to Q1 2025, with an average of US$3,185/oz in the quarter. Compared to Q2 2024, average net realized gold sale prices increased 44% (US$2,208). In H1 2025, average net realized gold sale prices reached US$2,986, a 42% increase when compared to H1 2024.

o	Average realized copper sale prices increased 5% compared to Q1 2025, with an average of US$4.46/lb in the quarter, and were in line with the same period in 2024. In H1 2025, average copper sale prices reached US$4.36, a 5% increase when compared to H1 2024.

•	Adjusted EBITDA[1] reached another record high of US$106,224 in Q2 2025, marking the fourth consecutive quarterly record reported by Aura. The increase was driven by higher gold prices. When compared to Q2 2024 , Adjusted EBITDA reached a 90% increase.

1 Adjusted EBITDA is a non-GAAP financial measure with no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other issuers. For further information and detailed reconciliations to the most directly comparable IFRS measures, see Section 18: Non-GAAP Performance Measures in this MD&A.

Management’s Discussion and Analysis

•	AISC[2] for Q2 2025 was US$1,449/GEO, a decrease by 1% when compared to Q1 2025 (US$1,461/GEO), in line with the Company’s expectations. At constant Q2 2024 metal prices, AISC would have been US$1,312 in the quarter.

o	For additional details no AISC, see Section 5: Financial Highlights

•	The Company's Net Debt reached $280,560 by Q2 2025, due to capex of US$50,327, mostly related to deferred payments related to the construction of the Borborema Proj ect, dividends of US$29,811 million, annual income taxes paid of US$29,551 and reduction of US$13,794 in gross debt due to the settlement of Nemesia SARL debt related to the Bluestone acquisition. The net debt-to-last 12 months Adjusted EBITDA ratio reduced to 0.8x at the end of Q2 2025, from 0.9x at the end of Q1 2025.

Borborema Ramp-Up

As of the date of this MD&A, the Borborema Project (“Borborema”) started its ramp-up phase on schedule and on budget, with the mine and plant currently in operation. Borborema is poised to become a cornerstone asset for Aura, anticipated to deliver the second-highest annual gold production among the Company’s five operating mines. Built in just 19 months with zero lost time incidents, the project exemplifies Aura’s commitment to developing simple, scalable, and efficient operations.

It also sets a benchmark in ESG performance, incorporating renewable energy sources and utilizing grey water from the local municipality. The mine continues to follow a strong ramp-up trajectory, supported by robust economic fundamentals, including an after-tax IRR of 41.8% (unleveraged) and 81.4% with 50% leverage, based on a gold price of US$2,600 per ounce. These returns do not yet reflect the upside potential from future reserve growth, particularly following the planned road relocation.

Borborema production in Q2 2025 totaled 2,577 GEO following the project’s first gold pour. Aura believes that Borborema remains on track to declare commercial production by the end of Q3 2025.

Acquisition of MSG (Mineração Serra Grande Gold) Mine in Goiás, Brazil

In June 2025, Aura announced a Transaction between AngloGold Ashanti and a wholly-owned subsidiary of Aura that have entered into a Share Purchase Agreement (“SPA”), which Aura will acquire from AngloGold all of the issued and outstanding securities of Mineração Serra Grande S.A. (“MSG”), owner of the MSG gold mine located in Crixás, in the state of Goiás, Brazil.

In consideration for the acquisition of MSG, Aura will pay to AngloGold: (i) an upfront cash consideration of US$76 million on closing subject to certain working capital adjustments as at the closing date; plus (ii) deferred consideration payments equivalent to a 3% net smelter returns participation over the currently identified Mineral Resource of MSG (inclusive of the Mineral Reserve) payable quarterly. The Transaction excludes certain current subsidiaries of MSG, which hold assets that do not form part of MSG’s mining operations or Mineral Resources and Mineral Reserves. These subsidiaries will be spun off from MSG prior to the closing of the Transaction. The Transaction is subject to the fulfilment of certain conditions precedent.

The closing of the Transaction is expected to happen by Q3 2025, and no later than Q4 2025. Please see the press release dated June 2, 2025 for additional information of the MSG Gold Mine acquisition.

Preliminary Economic Assessment for the Era Dorada Project

In June 2025, Aura filed a Preliminary Economic Assessment (“PEA”) for the Company’s wholly owned Era Dorada Project (previously known as the “Cerro Blanco Project”), in the United States in accordance with S-K 1300 and NI 43.101.

The PEA indicated Mineral Resources of 1.9 million ounces of gold, assuming 6.35 million tonnes at 9.31 grams per tonne. The total production of approximately 1.4 million ounces of gold over a 17 year Life of Mine (“LOM”), and with average production of 91k ounces of gold for the first 4 years. Regarding CAPEX, the PEA presented a total initial implementation capex of approximately US$264 million with a payback in approximately 3.5 years after the beginning of the operation. Please see the press release dated June 9, 2025 for additional information of the PEA.

2 AISC is a non-GAAP financial measure with no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other issuers. For further information and detailed reconciliations to the most directly comparable IFRS measures, see Section 18: Non-GAAP Performance Measures in this MD&A.

Management’s Discussion and Analysis

U.S. Public Offering

In July 2025, Aura concluded its U.S. Initial Public Offering (“IPO”) of 8,100,510 common shares, raising around US$196 million in gross proceeds based on the public offering price of US$24.25 per share. The common shares were listed on the Nasdaq Global Select Market under the symbol “AUGO” and began trading on July 16, 2025. In connection with the offering, Aura granted to the underwriters a 30-day option to purchase up to an additional 1,215,077 common shares at the public offering price, less underwriting discounts and commissions.

The U.S. listing is part of Aura’s strategy to unlock value for our shareholders, improve liquidity of its common shares, as well as strengthen and diversify its shareholder base through broader access to global capital markets.

Aura Minerals Exercises Options to Acquire 100% of the Pé Quente and Carajás Projects

Aura has exercised its options to acquire 100% ownership of the Pé Quente and Carajás Projects (formerly known as “Serra da Estrela”) in Brazil, as previously announced in press releases dated February 27, 2023 and May 22, 2024. These transactions reinforce Aura’s commitment to growing its resource base and exploration and development pipeline across key jurisdictions in the Americas.

•	Pé Quente Project

o	100% ownership secured;

o	16,942m of drilling completed confirming mineralization across four targets;

o	Continuity confirmed with strike lengths up to 440m and down-dip extents up to 350m in the Nilva target;

o	Preliminary Meturlligcal testing planned for second semester of 2025 to support potential resource and life of mine expansion for the Matupá Project, located within a 50km radius.

•	Aura Carajás Project

o	Final US$3M payment completed to fully acquire the project;

o	Approximately 10,000 meters of drilling planned at Carajás in H2 2025 to support advancement; toward a maiden resource in Serra da Estrela target.

Investment in Altamira Gold Corp. through a Private Placement

In July 2025, Aura entered into a subscription agreement with Altamira Gold Corp. (“Altamira”) pursuant to which it acquired, in a non-brokered private placement, 6,000,000 units of Altamira (“Units”) at a price of C$0.10 per Unit for an aggregate purchase price of C$600,000. Each Unit consists of one common share (each, a “Share”) and one-half of one common share purchase warrant of Altamira. Each Warrant is exercisable to acquire one Share of Altamira at an exercise price of C$0.15 per Share until June 30, 2027.

Prior to entering into the Subscription Agreement, Aura held 24,000,000 Shares and 24,000,000 Warrants, as announced in November 2023, representing approximately 11.3% of the issued and outstanding Shares on a non-diluted basis and approximately 20.3% of the issued and outstanding Shares on a fully diluted basis. Immediately upon the closing of the Private Placement, Aura holds 30,000,000 Shares and 27,000,000 Warrants, representing approximately 11.3% of the issued and outstanding Shares on a non-diluted basis and approximately 19.5% of the issued and outstanding Shares on a fully diluted basis. Aura acquired the Units directly from Altamira in the Private Placement and not through the facilities of any stock exchange or other marketplace.

Aura acquired the Units for investment purposes given the exploration potential of Altamira. Please see the press release dated July 3, 2025 for additional information of the subscription agreement with Altamira.

Management’s Discussion and Analysis

Annual General Meeting of Shareholders Resolutions

•	Election of Directors: It was resolved that Paulo de Brito, Stephen Keith, Bruno Mauad, Pedro Turqueto, Richmond Fenn, and Paulo de Brito Filho, be appointed directors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are duly elected or appointed or if earlier, their death, resignation or removal.

2024 Sustainability Report Highlights

•	Achieved the Great Place to Work Certification in all countries of operation.

•	Zero lost-time accidents during the construction of Borborema and only one lost-time accident among all projects and operations in 2023 and 2024.

•	55% of Aura’s purchases were made from local suppliers, strengthening relationships with the community.

•	Investment of R$ 6.1 million in economic and social development programs.

3. EMPLOYEES, ENVIRONMENT AND SOCIAL

In the second quarter of 2025, Aura Minerals continued to strengthen its ESG strategy by advancing inclusive, educational, and environmental initiatives across its operations.

The Company participated in the Expo Minera Nordeste 2025, where it presented the immersive experience "Como minerar de forma sustentável” (How to Mine Sustainably), highlighting topics such as revegetation of the Caatinga biome and responsible water use. The company also partnered with a local organization to distribute native seedlings, reinforcing its commitment to community engagement and environmental education.

In Brazil’s Northeast region, the Borborema Project launched the “Sementes do Saber” (Seeds of Knowledge) initiative, a social action focused on adult literacy in the municipality of Currais Novos- RN. This effort aims to expand educational opportunities and foster greater inclusion by offering basic reading and writing education to members of the local community. Meanwhile, at the Almas operation in Tocantins, the Company unveiled a Soil Remineralization Project during the state’s largest agricultural fair, Agrotins 2025. The initiative transforms by-products from the beneficiation process into agricultural inputs, promoting circular economy practices and enhancing synergies between mining and agriculture.

Still in Almas, the Company held its first-ever Solidarity Race, which gathered 250 participants and collected 500 kg of food to support families in vulnerable situations. More than a sporting event, the initiative symbolized Aura’s deep connection with the local community and its commitment to social responsibility. The action also reflected the values of the Aura 360 culture—caring for people, supporting local development, and building a better future together.

Aura was also recognized for its positive regional impact. The Apoena unit received the “Prêmio Destaque Empresarial” (Business Excellence Award) during the “Fórum da Indústria” (Industry Forum) in Cáceres - MT, granted by FIEMT and local industry unions. The award acknowledged Aura’s contributions to regional development, job creation, local supplier engagement, and its ongoing commitment to responsible operations.

In Honduras, the Minosa operation celebrated International Women in Mining Day with the launch of VETA Feminine, a program designed to empower women in mining by creating new professional development opportunities and increasing female representation in technical and leadership roles. The initiative reflects Aura’s broader commitment to equity and inclusion across its operations, with more than 70 women - both direct and indirect employees - expected to take part in this important step toward greater representation in the industry.

Management’s Discussion and Analysis

As part of its support for water conservation and gender-focused community initiatives, Aura sponsored the third edition of the “Mulheres das Águas” (Women of the Waters) event in Natividade - TO. The event, which brought together over 600 participants, offered lectures, workshops, and health services, and featured a keynote address by Aura’s community and sustainability leadership on the role of women in environmental stewardship.

The Company also reinforced its culture of continuous improvement through the INOVA program, which encourages innovation and operational efficiency among employees. In the first edition of 2025, held at the Borborema Project unit, 27 projects were submitted. The winning proposal, “Melhoria Chute Finos da Britagem,” (Improvement of the Fine Ore Crusher) redesigned a section of the ore crushing system to improve safety and reduce unplanned stoppages, an example of how simple, employee-driven solutions can generate significant impact on productivity and workplace conditions.

These initiatives reaffirm Aura Minerals’ ongoing commitment to building strong, inclusive, and sustainable communities, while integrating innovation and responsibility into every aspect of its business.

Safety

The Company maintained a strong safety record with zero lost time incidents (“LTIs”) across all operations and projects during Q2 2025. Aura has now achieved 12 consecutive months without LTIs and recorded only one LTI over the last two years across all sites including the construction of Borborema Project (“Borborema”), underscoring the strength of its safety culture and commitment to protecting people.

Borborema, our newest commercial operational unit, reached a major safety milestone, celebrating 1,000 days without a lost time incident - equivalent to more than 4 million work hours - reflecting the maturity and engagement of the site’s workforce.

During the first half of 2025, the critical risk bowtie analyses were completed at the Aranzazu, Apoena, and Almas operations, while development progressed at the Borborema and Minosa sites, with completion expected in the next quarter. Once finalized, the Company will define key performance indicators (“KPIs”) for the management of these risks, aiming to prevent high-severity incidents through systematic control verification and continuous improvement.

In April, Aura marked both World Health Day and the World Day for Safety and Health at Work with the global campaign “Nossa prioridade é cuidar de você” (Our Priority is Taking Care of You). All offices and operational sites held dedicated safety meetings (“DDS”) to reflect on the importance of health and safety, during which Aura’s “Life-Saving Rules” were reinforced, core principles that guide the Company’s daily efforts to create a safer, more humane, and conscious work environment.

Aranzazu

During the second quarter of 2025, Aranzazu recorded over 21,000 Man-Hours in Training. The unit continued with its behavioral-focused quality plan, conducting nearly one thousand engagements throughout the Mining Unit. During this period, the Health, Safety, and Environment Fair was held, an event aimed at consolidating a culture based on caring for people and the environment. The event was attended by more than 700 employees and contractors, as well as 52 supplier companies. No LTI were recorded during this second period. Specific events that did occur were addressed systematically, with a focus on lessons learned.

The 3rd Aura Aranzazu Health and Safety Fair (Feria de la Seguridad y Salud) marked a significant milestone in strengthening the culture of care, prevention, and well-being among employees and contractors at the site. Over the course of three days, the event offered an immersive experience through dynamic activities, cultural performances, emergency simulations, and technical training sessions covering key topics such as underground mine ventilation, respiratory protection, environmental regulations, and hazardous materials management. The fair also included moments of integration and recognition, such as a Talent Show and an inspiring panel on the role of women in mining, featuring participants from various companies across the sector. The active involvement of everyone underscored the collective commitment to a safer, healthier, and more inclusive workplace. This fair has become a strategic initiative to raise awareness, educate, and motivate the entire workforce, directly contributing to the sustainable performance of the operation.

Management’s Discussion and Analysis

Aura Aranzazu has strengthened its commitment to sustainability and social development through concrete initiatives that combine environmental responsibility, community engagement, and corporate excellence. In celebration of World Environment Day, the site’s volunteer team carried out a major reforestation effort in the El Cobre area of Concepción del Oro, Zacatecas, planting 450 Johannis pine trees in a zone previously affected by wildfires. The activity brought together over 90 participants — including employees, contractors, students, teachers, local authorities, and citizens — demonstrating the power of collective action in ecosystem restoration. During the second quarter, Aranzazu also continued its revegetation campaign related to the TD5 tailings dam elevation project, with over 12,500 plants planted in total. These environmental efforts align with the unit’s third consecutive recognition as a Socially Responsible Company, awarded in acknowledgment of its ongoing work to promote education, sports, gender equity, continuous training, community infrastructure improvements, and respect for nature.

Also, during this quarter, the results of the 2024 Greenhouse Gas (“GHG”) inventory were obtained, confirming that our operations in Aranzazu remain below the 25,000 Ton/CO2 threshold established in the legislation.

Apoena

In the second quarter of 2025, Apoena continued to prioritize workplace safety, health, and environmental responsibility through a series of proactive campaigns and initiatives. The company’s ongoing efforts not only reinforced its strong safety culture but also engaged employees and the wider community in promoting well-being and sustainability.

Apoena maintained its important record of zero LTI, demonstrating its strong commitment to safety and risk management. In April, Apoena launched the Green April campaign to promote awareness around health and safety topics. This was followed by the Yellow May campaign, which focused on preventing traffic accidents alongside a parallel Vaccination initiative.

In June, Apoena celebrated the Environment Week with a series of activities including lectures, courses, exhibitions, an ecological blitz distributing seedlings, and a community waste collection effort. Additionally, campaigns addressing diabetes awareness and blood donation were also carried out during the month.

Moreover, Apoena continued GEMBA Walks involving multidisciplinary teams conducting daily inspections to identify risks and unsafe conditions. These walks empowered employees to take preventive actions within operational areas. Over the quarter, Apoena completed 1,323 inspections and conducted 671 behavioral interventions focused on health, safety, and environmental awareness, underscoring its dedication to maintaining a healthy and safe workplace for all.

In terms of training, Apoena recorded 4,360 hours of instruction for employees and partners, strengthening essential safety protocols and practices.

Minosa

In Q2 2025, Minosa recorded zero workplace accidents, completing 32 months (977 days) without incidents and accumulating 8,095,811.65 man-hours worked without LTI. During the quarter, 13,438.30 man-hours of training were delivered, representing 2% of the total man-hours worked.

The Governance for the 12 Critical Operational Risks program reached 35.85% implementation. The Risk Management Plan and Safe Production Laboratory project achieved 53% adherence to the year's planning, and in this quarter, we carried out a SIGA (from Portuguese “Sistema Integrado de Gestão”) audit obtaining 46% of 16 standards evaluated by SIGA's team of internal auditors. Also, a project of QR code signs was implemented, 40 signs for all operational areas, with this facilitates the review and training of policies and procedures of the operation in the workplace.

Management’s Discussion and Analysis

The Occupational Health Plan advanced with initial occupational exams achieving 56% of the annual target, while both the Drug and Alcohol Control initiative and the Healthy Living Program reached 75% completion by the end of the first half of the year.

No environmental incidents were reported. Follow-up with Instituto de Conservación Forestal - ICF (Institute of Forest Conservation) on the request for certification of plantations in waste dumps for a future utilization plan and authorization of the River and Stream Dredging Plan by the Municipality of La Unión, Copán.

A total of 4,194 physical and chemical analyses were performed as part of the water quality monitoring plan.

Finally, 81,362.21 m³ of wastewater were discharged without exceeding regulatory thresholds.

Almas

In the second quarter of 2025, the Green April and the Yellow May campaigns stood out, reinforcing a strong culture of occupational health and safety. During Green April, awareness actions focused on accident and occupational disease prevention were carried out, including a theatrical presentation on psychosocial illnesses, aligned with the new NR-01 regulation set to take effect in May 2025. Also in April, practical tests were conducted on the emergency systems of the warehouse, in compliance with insurance requirements, with the participation of the emergency brigade.

In May, the Yellow May campaign promoted a series of educational activities, including interactive safety talks (“DDS”) on blind spots using a dump truck, a lecture with the Tocantins State Military Police on mobility and responsibility, and a Health Blitz with breathalyzer tests, all reinforcing the importance of prevention and safe choices.

In June, the "Projeto Missão: segurança” (Mission: Safety Project) was launched to strengthen the safety culture and ensure strict adherence to operational procedures. The initiative targeted different audiences as executives, managers, supervisors, and technical teams, and included interactive activities and SWOT analyses, fostering greater awareness and alignment around safety-related challenges and opportunities on site.

Regarding Environment, significant progress was made in environmental licensing, including the issuance of the Preliminary License for the Sanitary Landfill and the Environmental Licensing Waiver for the Research Tunnel, reinforcing Almas’s commitment to legality and sustainability. Key operational permits were also renewed, such as the license for storage and use of explosives.

We also held Environment Week, featuring awareness activities, distribution of eco-friendly gifts, and donation of native seedlings, engaging both direct employees and contractors. Studies to characterize the municipal dumpsite were completed, which is a crucial step for advancing the “Cata Funda” project.

During the same period, the “Projeto Cidade Digital” (Digital City Project) continued, focusing on urban safety, alongside support for the fourth edition of the “Evento Mulheres das Águas” (Women of the Waters Event), reinforcing Almas’ social and environmental commitment to the region.

Borborema Project

In the second quarter of 2025, Borborema Project reached a significant milestone in its journey towards operational excellence: 1,000 days without an LTI, totaling over 5 million man-hours worked safely. This achievement reflects the team’s commitment to the consolidation of the Aura 360 Culture, which values people above all else. Leadership played a fundamental role in this performance by proactively adopting the behavioral approach tool focused on prevention and genuine care for people.

Also during the period, during the Environment Week, Borborema reinforced its focus on water management. Employees were shown comparative data between historical average rainfall and current levels, highlighting the importance of mitigation efforts and the responsible use of water. The program also featured environmental education initiatives aimed at

Management’s Discussion and Analysis

combating plastic pollution, including interactive panels and demonstrations of sustainable materials, reaffirming Borborema’s commitment to responsible practices and meaningful stakeholder engagement.

As a strategic milestone, the unit secured a permit to use reclaimed water, reinforcing a key pillar of its operational resilience. As of the date of this document, 100% of the new water used in the production process comes from reclaimed sources.

Environment

Aura’s environmental initiatives include comprehensive efforts to maintain regulatory compliance and foster continuous improvement across its operations, ensuring sustainable growth through the Aura 360 strategy. All environmental permits are currently in effect for active operations and construction projects, demonstrating the Company’s commitment to regulatory standards.

At the beginning of 2025, Aura revised its Greenhouse Gas (“GHG”) management approach and overall climate change strategy. We completed the review of our GHG inventories in accordance with the GHG Protocol, which enabled us to establish a consistent annual emissions time series and define a robust emissions baseline. In the first half of the year, we finalized the public registration of our GHG inventory in the FGV’s Brazilian GHG Protocol Program (“PBGHG”) and initiated the data collection and monitoring process for the 2025 inventory, advancing our carbon accounting and transparency efforts.

Additionally, Aura concluded the standardization project for Asset Retirement Obligation (“ARO”) templates, which will be used by all sites entering progressive reclamation or mine closure. The Company also defined a methodology for evaluating mine closure sequencing alternatives for its commercial operations Apoena, Minosa, and Aranzazu, and selected the specific closure scenarios for each site. Following this, Aura issued a company-wide standard for financial control of progressive reclamation, and the consulting firm contracted for this purpose has already begun mobilization at the Minosa unit to develop the basic engineering project for progressive reclamation of the site’s geotechnical structures.

In line with these efforts, Aura continues to review its standards and Health, Safety, and Environment (“HSE”) risk management practices to further standardize criteria, methodologies, and monitoring processes across all business units.

Aura’s Geotechnical Compliance

All of Aura’s tailings dams, open pit mines, underground mine, waste dumps and heap leach pads that are currently in operation or that are in care and maintenance are satisfactorily stable and comply with all current legislation and international practices.

There are tailing dams at Aranzazu, Apoena and Almas and a heap leach pad at Minosa, each of which follows safety and risk management standards. Currently studies are in development for dry stack tailings disposal at Matupá Projects. Aura Mineral's first dry stacking project is being implemented in Borborema Project, which will not require the construction of a tailings dam.

The tailings dams and heap leach pad were designed by experienced engineering companies, in accordance with the regulations in force in the areas in which the mines are located and with international best practices. All dams were built with the downstream method and have an operating manual that provides for the frequency of instrumentation reading, level controls, field inspections, among other matters. The data collected from the instruments and inspections are sent monthly to independent specialized consulting companies that evaluate the data and issue compliance reports that indicate safety conditions and recommendations, when necessary. On a monthly basis this information is reviewed by the Executive Committee. This procedure meets the highest industry standards.

The Company remains committed to the decommissioning and closure plan for the non-operational Aranzazu dams, in alignment with the Aura 360 initiative focused on social and environmental responsibility. The project is currently underway, with updates on its development and key operational aspects.

Management’s Discussion and Analysis

In March 2025, Aura Minerals' tailings dams in operation in Brazil received the Declaration of Stability Condition, issued by an independent external consultant, in accordance with the country's legal requirement.

3.2. COMMUNITIES

Aranzazu

During the second quarter of 2025, Aranzazu continued its commitment to community development and well-being. The Betesda Clinic provided essential healthcare services to more than 330 individuals. The support program for vulnerable elderly individuals remained active, delivering basic food baskets during April, May, and June, benefiting 45 families. In addition, Aranzazu supported the repair of 15 houses in the community, positively impacting 120 people.

To celebrate Children’s Day, Aranzazu showed its support for kids and the community by hosting a big event full of fun activities like magic shows, games, snacks, and gifts for over 1,100 children. The unit also helped local schools organize their own celebrations, reaching another 330 students. Aranzazu also launched the “Projeto Casa Aura” (Aura Home Project), with more than 60 children, designed to offer a safe, creative and engaging environment, with painting classes and a museum room showcasing an impressive collection of fossils and artifacts belonging to the region’s ancestors. Through educational, cultural, and emotional support activities, Casa Aura project seeks to become a meeting point that strengthens social cohesion and offers real growth opportunities for local children. Aranzazu also continued its commitment to youth development through the Aranzazu Holding Sports Training Center, which offered soccer and baseball classes to over 225 children and youth from Concepción del Oro and neighboring communities.

As part of its community engagement efforts and in support of local religious traditions, Aranzazu contributed to the organization of religious festivities such as the traditional “Relíquia de la Virgen de San Juan” (Holy Relic of the Virgin of San Juan), which is annually celebrated by both community members and company employees, around 200 people. This initiative aimed to preserve and strengthen local customs that are part of the community’s cultural heritage.

Altogether, Aranzazu’s initiatives in the second quarter of 2025 positively impacted 3,080 people, reinforcing its ongoing dedication to community well-being and sustainable development, key pillars for maintaining strong community relations and fostering long-term growth.

Apoena

In the second quarter of 2025, Aura Apoena achieved significant progress in its social and environmental initiatives, reaffirming its commitment to increasingly responsible, sustainable, and locally engaged mining.

One of the highlights of the period was the launch of the Supplier Training Program, a project developed in partnership with Euvaldo Lodi Institute (IEL). The initiative offered 12 months of free training to 50 micro and small entrepreneurs from Pontes e Lacerda city, aiming to strengthen local businesses and contribute to a positive legacy for the region’s economy.

Another key milestone was the continuation of the Open-Door Mine program, which welcomed over 50 visitors to the Aura Apoena site. Students and residents of Pontes e Lacerda city had the opportunity to learn about operations and the principles of the Aura 360 Culture, reinforcing transparency and community engagement. Also in safety, we reached a major milestone: one year without LTI in Apoena operations. This achievement reflects the collective commitment to an increasingly strong safety culture embedded in Apoena’s daily routines.

During Environment Week, Apoena promoted a joint action with the Municipal Departments of Education and Environment, which resulted in the donation of 1,000 native seedlings produced in our plant nursery. The seedlings were distributed in the central square of Pontes e Lacerda city by public school students, fostering dialogue on reforestation and care for the local biome.

Management’s Discussion and Analysis

The volunteer program, “AURA DO BEM” (Aura of Goodwill), also played a prominent role during the quarter. At Easter, in April, employees collected and distributed over 500 boxes of chocolates in an initiative with children and youth supported by the Social Assistance Center of Pontes e Lacerda city.

In May, we hosted an important event to enhance transparency and safety with local communities: the Dam Safety Guidance Seminar. The event brought together residents, local authorities, and technical teams to share updated information about our structures, address questions, and reinforce Apoena’s commitment to prevention, open dialogue, and responsible mining. Also, during the Yellow May campaign, a month dedicated to traffic safety awareness, it was conducted an educational campaign in partnership with the Military Police. Site employees attended lectures on safe driving behavior, both on and off the job, reinforcing Apoena’s core value of preserving life.

In June, the program launched a blood donation campaign, encouraging company volunteers to contribute to the regional blood bank located in Cáceres.

Apoena’s efforts were also publicly recognized with the Business Excellence Award from the Federation of Industries of the State of Mato Grosso (“FIEMT”) and, for the third consecutive year, Apoena was granted the "Women-Friendly Company" Seal by the Conexão Salto Alto Project, which honors companies committed to valuing, respecting, and including women in the workplace.

In addition to all these efforts, Apoena allocated R$94,000 in donations and sponsorships during this quarter, reinforcing its commitment to socioeconomic development and its ongoing support for social events and initiatives that positively impact the communities in the region where operates.

Minosa

In Q2 2025, Minosa reinforced its commitment to community well-being through impactful initiatives focused on infrastructure development, economic empowerment, and social support. These efforts reflect the dedication to building resilient communities and promoting sustainable growth in the region.

One of the most significant milestones was the successful completion of a modern sewerage system in the community of Nueva Azacualpa. Benefiting approximately 200 families, this project has significantly improved wastewater management, reduced health risks, and elevated overall living conditions. Backed by an investment of 11 million Honduran Lempiras, the initiative reflects Minosa’s strong commitment to honoring its community pledges, building sustainable infrastructure that upholds dignity and serves local needs.

Complementing these efforts, the San Andrés foundation support important projects that enhanced technical competencies and empowered women economically, promoting gender equity and also enabling new income-generating opportunities by training women to operate a sustainable small enterprise. One of the projects was a jewelry-making workshop organized in partnership with the National Institute of Vocational Training (INFOP). Women from neighboring communities participated in 40 hours of hands-on training, acquiring valuable skills in jewelry production and basic entrepreneurship. The other important project was the "Oro y Sabor" (Gold and Flavor) bakery project, creating part-time employment for 10 women from nearby communities. These projects underscore Minosa’s ongoing support for inclusive economic development and women-led entrepreneurship.

As part of the mine closure strategy, the San Andrés Foundation also conducted technical field visits to evaluate the agricultural development potential in surrounding areas. These assessments focused on land use, soil quality, and available resources, laying the groundwork for future agricultural projects that could support local economic diversification and sustainable livelihoods in a post-mining context.

Management’s Discussion and Analysis

Health remains a central pillar of Minosa’s social responsibility strategy. The unit continues to provide medical personnel and essential medications across communities, benefiting more than 1,000 families. These contributions are vital in enhancing healthcare access, particularly in rural and underserved areas, and represent our broader commitment to strengthening community resilience and reducing health disparities.

Recognizing the transformative power of education, Minosa has also provided financial support to 29 outstanding young students from neighboring communities. By encouraging them to continue their academic journeys, we are investing in the development of future leaders who will drive sustainability, innovation, and progress in their communities.

Finally, the unit launched Phase II of the “Proyecto Semillas de Esperanza” (Seeds of Hope Project), an innovative vineyard initiative that explores the viability of grape cultivation and wine production in Honduras. This phase focuses on technical and financial assessments that could lead to the establishment of a sustainable viticulture industry. If successful, the project has the potential to generate even more economic opportunities, promote rural tourism, and serve as a model for post-mining economic transition.

Together, these initiatives reflect Minosa’s long-term vision for sustainable development, community empowerment, and shared value creation.

Almas

In Q2 2025, Almas expanded its efforts in social development by launching a series of impactful initiatives carried out in close collaboration with the local community. These initiatives underscore the Company’s lasting commitment to advancing human development, encouraging civic participation, and building strong community relationships in the regions where it operates.

Together with the communities’ members, Almas reinforced key initiatives in education, sports, and social inclusion, which significantly contributed to local development. Among the highlights were graduation ceremonies for the “Programa Educacional de Resistência às Drogas e à Violência – PROERD” (Drug Abuse Resistance Education Program), as well as for technical courses in Occupational Safety and Business Administration, benefiting around 40 students from the Almas community.

Almas also supported a football tournament in the Capão da Onça through the donation of toys, and further promoted community well-being by providing logistical support and deploying a water truck to control dust on access roads.

As part of its ongoing engagement with local communities, Almas proudly sponsored the “Pedal das Mulheres” (Women’s Cycling Ride), a community cycling event held in the city of Natividade that encouraged health, well-being, and social interaction.

Borborema Project

In the second quarter, Borborema Project continued to strengthen the pillars of the Aura 360 culture through actions focused on caring for people, territorial development, environmental sustainability, and integration with surrounding communities. In the Health and Safety area, the unit promoted the Green April campaign, with awareness activities aimed at employees and contractors, reinforcing the importance of prevention and well-being in the workplace.

Still focusing on internal relations, we held initiatives in celebration of International Women’s Day and Mother’s Day, including discussion circles and interactive sessions that addressed topics such as female empowerment, self-esteem, double shifts, and empathy among women. For Labor Day, a special lunch was organized. In June, we hosted a traditional June Fest celebration, valuing local culture and strengthening team integration.

During Environment Week, we held workshops and lectures on the impacts of plastic consumption on nature, with a special focus on actions carried out in the Quilombola Community of Negros do Riacho, reinforcing our commitment to environmental education and promoting more sustainable territories.

Management’s Discussion and Analysis

The unit also participated in Expo Minera Nordeste 2025 with a booth titled “Como Minerar de Forma Sustentável” (How to Do Sustainable Mining) where were presented best practices, adopted technologies, and commitments to the environment and society, reinforcing Borborema’s presence as a responsible and transparent mining company.

In the Education and Social Development area, the unit made progress with the implementation of the Intervention and Learning Recovery Project in Portuguese Language and Mathematics in the village of Cruz, along with donations and educational lectures aimed at community empowerment. Additionally, Borborema held a Demand Mapping Workshop, a preparatory stage for the launch of the Supplier Training Program, scheduled for the fourth quarter. The initiative aims to prepare local entrepreneurs to operate competitively and in alignment with the demands of the mining sector.

All these actions reflect Borborema’s commitment to shared development, continuous dialogue, and the construction of a positive legacy in Currais Novos and the surrounding region.

3.3 CORPORATE GOVERNANCE

The Company’s board of directors (“Board”) and its committees seek to follow recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Board currently consists of six directors, two of whom are not considered independent of the Company and four of whom have been determined by the Board to be independent within the meaning of applicable Canadian securities laws.

The Board considers Stephen Keith, Pedro Zahran Turqueto, Richmond Fenn and Bruno Mauad to be independent within the meaning of applicable Canadian securities laws which ensures that the majority of the Board members are independent. Paulo Brito beneficially owns Northwestern Enterprises Ltd., the Company’s largest shareholder, and thus is not considered an independent director. Paulo Brito Filho is an immediate family member of Paulo Brito, Chairman of the Board, and therefore is not considered independent.

The audit committee of the Board ( “Audit Committee”) is composed entirely of and chaired by independent directors (Bruno Mauad, Stephen Keith, and Pedro Zahran Turqueto), each of whom meets the independence requirements of National Instrument 52-110 – Audit Committees, the TSX Company Manual and Board Mandate.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual consolidated financial statements prior to their submission to the Board for approval. The Audit Committee meets with management quarterly to review the consolidated financial statements and the MD&A, and to discuss other financial, operating, and internal control matters. The Company also retains external auditors to audit its annual consolidated financial statements.

The Audit Committee has reviewed this MD&A, pursuant to its charter, and the Board has approved the disclosure contained herein. Additionally, a copy of this MD&A shall be provided to anyone who may request it.

The Corporate Governance, Compensation and Nominating Committee currently has two members, one of whom is independent.

Ethics Committee

Aura’s Ethics Committee is entrusted with discussing, analyzing, and recommending remedial and/or preventative actions, as applicable, to the business units’ Director of Operations and/or the business units’ human resources officer (except in cases where conflicts of interest exist, in which case the Ethics Committee is responsible for taking the appropriate actions) on all reports received via the whistleblower channel (canaldeetica.com.br/aura). The whistleblower channel is managed by an independent and specialized third party, currently ICTS Alliant, ensuring confidentiality and the appropriate treatment of each report without any conflicts of interest before forwarding to the Ethics Committee. Any stakeholder may submit an anonymous report through the whistleblower channel detailing conducts considered unethical and/or considered to violate existing legislation in the countries where Aura operates.

Management’s Discussion and Analysis

Aura’s Ethics Committee is currently composed of seven individuals: the Company’s chief executive officer (“CEO”) (chair), the corporate compliance officer and one representative from each of the operational business units.

4. OPERATIONAL HIGHLIGHTS

The table below summarizes the main consolidated operational indicators for the Company´s Q2 2025 and H1 2025:

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
OPERATING DATA
Gold ore processed (tonnes)	2,972,980	3,017,687	5,787,403	5,879,544
Gold bullion produced (ounces)	41,752	39,635	81,383	82,821
Gold bullion sold (ounces)(1)	40,162	38,574	80,181	82,559
Copper ore processed (tonnes)	308,922	303,249	598,132	606,393
Copper concentrate produced (dry metric tonnes "DMT")	21,578	18,831	40,426	37,764
Total Production (Gold Equivalent Ounces)(1)	64,033	64,327	124,120	132,514

Detailed explanations of the Operating Highlights can be found in chapter 7: Review of Mining Operations and Exploration

5. FINANCIAL HIGHLIGHTS

Revenue Components and Highlights:

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Gold Revenue	127,928	88,383	239,470	179,434
Copper & Gold Concentrate Revenue	60,875	50,716	113,632	95,866
Provisional Prices	1,633	(1,476)	(862)	(2,464)
Revenue	190,436	137,623	352,240	272,836

Ounces sold (GEO)(1)
Aranzazu	22,290	24,683	42,745	49,786
Apoena	8,219	8,258	17,627	21,118
Minosa	17,836	19,738	35,362	38,966
Almas	12,917	10,580	26,018	22,475
Borborema	1,190	-	1,190	-
Total ounces sold	62,452	63,258	122,943	132,345
Gold sales revenues, net of local sales taxes	127,928	85,171	239,470	172,940
Average gold market price per oz (London PM Fix)	3,289	2,338	3,075	2,205
Realized average gold price per ounce sold, net	3,185	2,208	2,986	2,097

1. In the MD&A disclosed for Q2 2024, this amount was reported as gross revenue. In the current MD&A, it has been presented as net revenue.

Management’s Discussion and Analysis

Net Revenues

Net Revenues were US$190,436 in Q2 2025, an increase of 42% when compared to the same period of 2024, and 18% increase when compared to Q1 2025. The result was mainly driven by:

•	Sales Volume of 62,452 GEO, a 1% reduction when compared to same period of 2024, impacted by production decreases in Minosa and Apoena and the negative impact of the conversion in Aranzazu, this result was partially offset by an increase in Almas and the preliminary production of Borborema Project, for the reasons discussed previously;

•	Metal prices impacts:

o	An increase of 44% in realized average net gold price per ounce sold in Q2 2025 compared to Q2 2024, from US$2,208/oz in Q2 2024 to US$3,185/oz in Q2 2025; and

o	An increase of 5% in average copper sale price in Q2 2025 compared to Q2 2024, from US$4.48/lb in Q2 2024 to US$4.46/lb in Q2 2025.

With this result, Net Revenues reached US$352,240 in H1 2025, an increase of 32% when compared to the same period of 2024. The result was mainly driven by:

•	Sales volume of 122,943 GEO, 7% reduction when compared to same period of 2024, for the reasons discussed previously;

•	Metal prices impacts in H1 2025:

o	Average net realized prices of US$2,986, a 42% increase when compared to H2 2024; and

o	Average copper sales prices reached US$4.36/lb, a 5% increase when compared to H2 2024.

Gross Profit

Gross Profit was US$103,939 in Q2 2025, an increase of 103% when compared to Q2 2024. This increase was primarily caused by the increase in gold and copper sales prices. Considering this result, the Gross Profit reached US$182,367 in the H1 2025, 86% increase compared to H2 2024.

Below is the breakdown of Gross Profit in Q2 2025 and H1 2025 by business unit:

•	Aranzazu: US$31,487 in Q2 2025 and US$51,467 in H1 2025.

•	Apoena: US$12,441 in Q2 2025 and US$23,690 in H1 2025.

•	Minosa: US$33,720 in Q2 2025 and US$60,306 in H1 2025.

•	Almas: US$23,715 in Q2 2025 and US$44,328 in H1 2025.

•	Borborema Project: US$2,576 in Q2 2025 and H1 2025.

For additional details, see Section 4: Operational Highlights.

Operating Income

In Q2 2025, operating income increased by 123% and was US$90,941, compared to US$40,826 in Q2 2024. This was mostly a result of the increase in gross profit, as described above. In H1 2025, Operating Income increased 105% and achieved US$158,357.

Net Income (Loss)

Net Income in Q2 2025 was US$8,147, an improvement when compared to a Net Loss of US$25,775 in Q2 2024. This result was mainly due to the improvement of Operating Income, despite the increase in Finance Costs in the quarter, mostly related to: (i) unrealized loss on gold hedges in Q2 2025, which resulted from mark-to-market (MTM) adjustments on open hedge positions, driven by increase in gold price between the start and the end of the quarter, and (ii) a non-cash loss of US$8,768 related to the settlement of the Nemesia SARL debt, as described above, with equity instruments, reflecting the difference between the fair value of the shares issued and the carrying amount of the debt acquired in the Bluestone transaction. In H1

Management’s Discussion and Analysis

2025, Net Loss reached US$65,102, also mainly due to mark-to-market (MTM) adjustments on open hedge positions, driven by increase in gold price between the start and the end of the semester.

Adjusted Net Income (loss)

As result of increase in the Company’s Operating Income, adjusted net income in Q2 2025 was US$36,834 in the period, compared to US$9,414 in Q2 2024, excluding:

•	Non-cash losses related to gold hedges: US$(24,304)

•	FX losses: US$(2,462)

•	Deferred taxes over non-monetary items US$6,847

•	Loss on settlement of liability with equity instruments: US$(8,768)

Adjusted EBITDA

Adjusted EBITDA reached another record high of U$106,224 in Q2 2025, a 90% increase compared to Q2 2024, marking the fourth consecutive quarterly record reported by Aura. The increase was driven by higher gold prices, partially offset by the expected cost increase considering the Apoena investment phase. Adjusted EBITDA grew by 30% from Q1 2025, mainly due to higher metal prices. With this result, Aura Adjusted EBITDA ended H1 2025 at US$187,703, a 73% increase compared to H1 2024.

The Adjusted EBITDA by business unit for Q2 2025 and H1 2025 is presented below:

•	Aranzazu: US$35,684 in Q2 2025 and US$60,254 in H1 2025.

•	Apoena: US$16,151 in Q2 2025 and US$29,697 in H1 2025.

•	Minosa: US$33,533 in Q2 2025 and US$60,646 in H1 2025.

•	Almas: US$24,709 in Q2 2025 and US$47,136 in H1 2025.

•	Borborema Project: US$2,084 in Q2 2025 and US$2,212 in H1 2025.

•	Projects (including Era Dorada): (US$1,153) in Q2 2025 and (US$1,968) in H1 2025.

•	Corporate: (US$4,784) in Q2 2025 and (US$10,274) in H1 2025.

Gross Debt

Total gross debt (short and long-term portion) was US$453,893 at the end of Q2 2025, a decrease when compared to $467,687 at the end of Q1 2025. This decrease was mainly driven by the reduction of US$13,794 due to the settlement of Nemesia SARL debt, as mentioned above.

Net Debt

Net Debt was US$280,560 by Q2 2025, due to capex of US$50,327, mostly related to payments related to the construction of the Borborema Project and dividends payment of US$29,811. These impacts were partially offset by the higher cash generation during the quarter.

Sales, Cash Cost and All in Sustaining Costs Highlights

For a reconciliation between cost of goods sold, cash operating costs per GEO sold and All in Sustaining Costs (“AISC”) per GEO sold, please see Section 17: Non-GAAP Financial Measures.

GEO sold, cash operating costs per GEO sold, and AISC per GEO sold for Q2 2025 and H1 2025 were as follows:

Management’s Discussion and Analysis

Three months ended June 30		2025			2024
	GEO Sold	Cash operating costs per GEO sold	All In Sustaining costs per GEO sold	GEO Sold	Cash operating costs per GEO sold	All In Sustaining costs per GEO sold
Aranzazu	22,290	1,110	1,514	24,683	958	1,206
Apoena	8,219	1,168	1,751	8,258	1,252	1,958
Minosa	17,836	1,178	1,292	19,739	1,094	1,159
Almas	12,917	1,167	1,364	10,589	1,203	1,434
Borborema	1,190	936	1,441	-	-	-
Total / Average	62,452	1,146	1,449	63,269	1,080	1,328
Total / Average ex-Apoena	54,233	1,142	1,399	55,011	1,054	1,275

Six months ended June 30		2025			2024
	GEO Sold	Cash operating costs per GEO sold	All In Sustaining costs per GEO sold	GEO Sold	Cash operating costs per GEO sold	All In Sustaining costs per GEO sold
Aranzazu	42,745	1,136	1,529	49,786	942	1,235
Apoena	17,627	1,200	1,906	21,118	941	1,500
Minosa	35,362	1,164	1,271	38,967	1,140	1,223
Almas	26,018	1,118	1,279	22,485	1,176	1,428
Borborema	1,190	936	1,441	-	-	-
Total / Average	122,943	1,147	1,455	132,356	1,040	1,307
Total / Average ex-Apoena	105,316	1,139	1,379	111,238	1,059	1,300

The main reasons for the changes in the All In Sustaining Costs per mine during Q2 2025 and H1 2025 were:

•	Aranzazu: AISC was US$1,514 in the quarter, representing a 26% increase compared to the same period last year mainly due to differences in metal prices. At constant metal prices, AISC decreased by 3% when compared to Q2 2024. The decrease in AISC versus last year is a result from higher grades and recoveries, in line with planned mine sequencing, partially offset by higher investments in primary development and tailing dams. In H1 2025, the AISC was US$1,248, an increase of 1% compared to the same period in 2024 at same metal prices.

•	Apoena: AISC was US$1,751, a 11% decrease when compared to Q2 2024, mainly driven by increase in the proportion of costs capitalized as expansion capex, related to the Nosde pit. In H1 2025, the AISC was US$1,906, an increase of 27% compared to the same period in 2024, which was expected considering the mine sequencing.

•	Minosa: In Q2 2025 AISC increased by 12% when compared to Q2 2024, reaching US$1,292. The increase is driven by slightly lower stockpile due to higher rainfall levels during the period. In H1 2025, the AISC was US$1,271, an increase of 4% compared to the same period in 2024, due to lower grades and slightly higher mine costs.

•	Almas: In Q2 2025, Almas AISC decreased by 5% compared to Q2 2024, reaching US$1,364, primarily driven by improved operational performance and higher ore throughput, along with lower Capex during the quarter. In H1 2025, the AISC was US$1,279, a decrease of 10% compared to the same period in 2024, mainly as result of the successful change in mine contractor during Q2 2024.

•	Borborema: In Q2 2025, Borborema produced its first gold pour at an AISC of US$1,441/oz.

6. OUTLOOK AND KEY FACTORS

2025 Outlook vs. H1 2025 Results:

The Company is on track to meet its guidance for the current fiscal year, including production, cash cost, All-In Sustaining Cost (AISC), and capital expenditures, demonstrated by the first half results and considering that production at Borborema Project is expected to achieve commercial production by Q3 2025.

Management’s Discussion and Analysis

Production:

	Gold equivalent ounces production ('000 GEO) - 2025
	Low - 2025	High - 2025	H1 2025 A	H1 2025 at Guidance metal prices	%
Minosa (San Andrés)	64	73	36	36	55% - 49%
Apoena (EPP)	29	32	17	17	59% - 53%
Aranzazu	88	97	43	48	49% - 44%
Almas	51	58	26	26	51% - 45%
Total ex-Borborema	233	260	122	127	52% - 47%
Borborema	33	40	3	3	8% - 6%
Total	266	300	124	129	47% - 41%

Cash operating costs per gold equivalent ounce sold3:

	Cash Cost per equivalent ounce of gold produced - 2025
	Low - 2025	High - 2025	H1 2025 A	H1 2025 at Guidance metal prices	%
Minosa (San Andrés)	1,108	1,219	1,178	1,178	106% - 97%
Apoena (EPP)	1,258	1,384	1,168	1,168	93% - 84%
Aranzazu	1,029	1,132	1,110	950	108% - 98%
Almas	1,013	1,114	1,167	1,167	115% - 105%
Borborema	1,084	1,232	936	936	86% - 76%
Total	1,078	1,191	1,146	1,080	96% - 106%

All-in Sustaining cost per gold equivalent ounce sold:

	AISC per equivalent ounce of gold produced - 2025
	Low - 2025	High - 2025	H1 2025 A	H1 2025 at Guidance metal prices	%
Minosa (San Andrés)	1,263	1,364	1,279	1,279	101% - 94%
Apoena (EPP)	2,425	2,619	1,906	1,906	79% - 73%
Aranzazu	1,348	1,455	1,532	1,295	114% - 105%
Almas	1,113	1,202	1,279	1,279	115% - 106%
Borborema	1,113	1,304	1,186	1,186	107% - 91%
Total	1,374	1,492	1,456	1,367	98% - 106%

3 Cash operating costs per gold equivalent ounce sold is a non-GAAP financial measure with no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other issuers. For further information and detailed reconciliations to the most directly comparable IFRS measures, see Section 17: Non-GAAP Performance Measures in this MD&A.

Management’s Discussion and Analysis

Capex:

	Capex (US$ million) - 2025

	Low - 2025	High - 2025	H1 2025 A	%
Sustaining	40	47	22	55% - 47%
Exploration	10	13	6	60% - 45%
New projects + Expansion	99	106	74	75% - 70%
Total	149	167	102	61% - 68%

7. REVIEW OF MINING OPERATIONS AND EXPLORATION

Aranzazu

Introduction

Aranzazu is an underground copper mine 100% owned by Aura, located in Zacatecas, Mexico approximately 250 km from Monterrey. Documented evidence of mining in the area dates back almost 500 years. The current mine has been in operation since 1962, with Aura assuming ownership in 2010. After being put on care and maintenance in 2015, new management re-analyzed the business, and the operation restarted in 2018.

Operational Performance

The table below sets out selected operating information for Aranzazu for the three and six months ended June 30, 2025, and 2024:

Management’s Discussion and Analysis

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024

Ore mined (tonnes)	316,042	302,381	611,740	600,305
Ore processed (tonnes)	308,922	303,249	598,132	606,393

Copper grade (%)	1.59%	1.49%	1.53%	1.50%
Gold grade (g/tonne)	0.90	0.79	0.87	0.81
Silver grade (g/tonne)	22.31	20.67	22.23	21.12
Copper recovery	91.6%	89.6%	90.7%	89.9%
Gold recovery	83.1%	79.8%	82.1%	80.4%
Silver recovery	64.7%	59.7%	64.1%	62.0%

Concentrate production:
Copper concentrate produced (DMT)	21,578	18,831	40,426	37,764
Copper contained in concentrate (%)	20.9%	21.5%	20.6%	21.7%
Gold contained in concentrate (g/DMT)	10.8	10.2	10.6	10.5
Silver contained in concentrate (g/DMT)	206.6	198.9	211.3	210.8
Copper equivalent pounds produced ('000 Lb)	9,922	8,932	18,383	18,065
Molybdenum Production (Klbs)	58	-	58	-

Total Production (Gold Equivalent Oz - GEO)	22,281	24,709	42,737	49,710
Total Sales (Gold Equivalent Oz - GEO)	22,290	24,683	42,745	49,786

Average cash operating cost (US$/GEO)	1,110	958	1,136	942
All In Sustaining costs (US$/GEO)	1,514	1,206	1,529	1,235

•	Aranzazu continued showing stable and reliable operation in Q2 2025, in accordance with the Company’s plan.

•	Ore mined during Q2 2025 was 316,042 tons, in line with the mine sequencing for the quarter and 5% increase when compared to Q2 2024 and 7% increase when compared to Q1 2025. In H1 2025, the total ore mined was 611,740, a 4.5% increase when compared to H1 2024.

•	Increase in recovery compared to Q2 2024 was due to improved stability in the grinding and flotation processes. Implementation of new reagents with better performance, along with automation efforts and integration of predictive analysis for operational control in the grinding and flotation circuits.

•	In Q2 2025, copper and gold grades were 1.59% Cu and 0.90 g/t Au an increase of 7% and 14%, respectively, with no significant variance from Q1 when they were 1.48% Cu and 0.84 g/t Au, and in line with the mine planning.

For changes in the AISC (US$/GEO) in the period, please consult Section 4: Operational Highlights.

Strategic Developments and Geology

During Q2 2025, a total of 5,196m were drilled in 7diamond drill holes in Aranzazu mine, including 2,724m in the Glory Hole (GH) zone from underground and 2,694m in Esperanza from surface.

In the Glory Hole (GH) zone, six holes were concluded to convert from Inferred Mineral Resources to Indicated Mineral Resources below level 1625  . Drilling confirmed the continuity of mineralized skarn in the deeper levels of GHHW zone.  All reported grades are over apparent thickness.

o	Hole M-25-0205 intersected 1.06% Cu, 0.38 g/t Au, 11 g/t Ag over 9.4m;

o	Hole M-25-0231 intersected 0.95% Cu, 0.33 g/t Au, 10 g/t Ag over 26m;

o	Hole M-25-0232 intersected 5.86% Cu, 1.3 g/t Au, 62 g/t Ag over 25.5m;

o	Hole M-25-0233 intersected 0.60% Cu, 0.39 g/t Au, 11 g/t Ag over 3.25m;

o	Hole M-25-0234 intersected 1.77% Cu, 0.45 g/t Au, 13 g/t Ag over 5.5m;

o	Holes M-25-0235 up and M-25-0236 intersected skarn mineralization (Pending Assays).

Management’s Discussion and Analysis

In Esperanza, 3 holes were concluded and additional drilling is planned to assess potential continuity of mineralization identified in the last year drilling campaign. This drilling should be completed late Q3. First assays confirmed the skarn mineralization.

o	Hole M-25-0220 intersected 0.72%Cu, 0.27 g/t Au, 5 g/t Ag over 3.35m;

o	Hole M-25-0221 intersected 2.3%Cu, 0.88 g/t Au, 20 g/t Ag over 6.4m;

o	Holes M-25-0223 intersected skarn (Pending Assays)

Quality Assurance and Quality Control (“QA/QC”)

Analytical work was carried out by ALS Chemex (“ALS”), in Vancouver, Canada. Drill core samples were shipped to ALS for preparation and analysis. Sample preparation included drying at 105 °C, crushing to 85% passing a ¼" Tyler 9 mesh (US Std. No.10), splitting using a Jones riffle splitter to obtain 250–280 g subsamples, and pulverizing to 85% passing a Tyler 200 mesh (US Std. No. 200, -75 µm).

Gold values were determined using standard fire assay (FA) on 30–50 g aliquots, followed by aqua regia digestion and atomic absorption spectrometry (AAS) finish. In addition, 35-element multi-element analysis was performed using inductively coupled plasma atomic emission spectroscopy (ICP-AES) with four-acid digestion. Overlimit values were re-assayed using AAS when applicable.

At the drill site, cores are placed in plastic boxes (2.5” high × 0.60 m long × 0.30 m wide), marked with depth indicators, and transported by drilling contractors to the logging facility. Logging and sampling are conducted under the supervision of geologists. Sample intervals typically range from 0.3 m to 1.5 m, avoiding geological contacts. The core is cut lengthwise with a core cutting machine (saw) along a geologist-drawn line to preserve orientation. The top half is bagged and tagged for laboratory shipment, while a corresponding tag is stapled in the core box for reference.

Aranzazu has implemented a standardized QA/QC protocol for its drilling programs. Insertion rates are as follows: blanks at 3% to 4% (1 in 25 samples), duplicates at 2% (1 in 50 samples), and certified reference materials (CRMs) at 4% to 5% (1 in 20 to 25 samples). These rates address mineralization heterogeneity and aim to reduce sampling errors and grade variability during pulverization.

Duplicates are inserted into the sample stream at a rate of approximately 1 in 50. Field duplicates are generated by splitting the core lengthwise—retaining one half as backup—and further dividing the other half into two quarters, each labeled with different sample numbers in the same batch. Pulp duplicates are prepared after pulverization and homogenization, with the primary laboratory instructed to take a double pulp from the same sample.

As part of its QA/QC program, Aranzazu also submits pulp duplicates to a third-party laboratory—SGS Geosol, located in Durango, Mexico—for external verification of assay results using the   same analytical protocols. Results are considered valid when the relative error (RE) between laboratories is within 10%.

Apoena

Introduction

Apoena is located in Mato Grosso, Brazil, approximately 450 km west of Cuiabá, the state capital and 12 km from the town of Pontes e Lacerda. The complex consists of a processing plant fed by satellite mines such as Lavrinha, Japonês, Ernesto and Nosde, all of which are under operation.

Management’s Discussion and Analysis

Operating Performance

The table below sets out selected operating information for Apoena for the three and six months ended June 30, 2025, and 2024.

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024

Ore mined (tonnes)	334,622	421,137	783,630	974,947
Waste mined (tonnes)	5,638,516	3,558,684	9,187,251	7,214,884
Total mined (tonnes)	5,973,138	3,979,822	9,970,881	8,189,831

Waste to ore ratio	16.85	8.45	12.38	7.53

Ore plant feed (tonnes)	401,821	348,193	759,241	722,556
Grade (g/tonne)	0.73	0.95	0.77	1.03
Recovery (%)	92%	92%	94%	92%

Production (ounces)¹	8,219	9,912	17,095	22,017
Sales (ounces)¹	8,219	8,258	17,627	21,118

Average cash operating cost (US$/oz)	1,168	1,252	1,200	941
All In Sustaining costs (US$/oz)	1,751	1,958	1,906	1,500

Results for Apoena Mines during Q2 2025 and H1 2025 are as follows:

•	Total ore mined in Apoena decreased by 22% when compared to Q2 2024, due to reduced ore availability as a result of ongoing mine development activities during the quarter. When compared to Q1 2025, total ore mined reduced by 29%, reflecting the focus on mine development activities, particularly the removal of waste material (pre-stripping) to access deeper mineralized zones, this focus is also the reason that the strip ratio increased during the quarter. In H1 2025, total ore mined was 777,491 tons, decreasing 20% compared to H1 2024.

•	Despite the reduction in ore mined, plant feed in Q2 2025 increased by 12% compared to Q1 2025 and increased by 15% year-over-year. The variation reflects the improved ore performance due to a more friable feed material in contrast to the Q2 2024 scenario characterized by the hardness of the Nosde ore, mainly due to processing of metarenite ore during the quarter, a more competent and tenacious rock type with lower grindability, which limited milling throughput when compared to the friable milonitic ore processed in prior periods.

•	In Q2 2025, grades reached 0.75 g/t Au, a 7% decrease when compared to Q1 2025, and a 21% reduction when compared to Q2 2024, due to mine sequencing and according to the plan.

•	In Q2 2025, recovery decreased by 3% over Q1 2025, and in line when compared to Q2 2024, as result of lower amount of milonite, an ore with lower recovery

•	For additional details on the changes in the AISC (US$/GEO), please consult Section 4: Operational Highlights.

Strategic Developments and Geology

During Q2 2025, 5.489m of drilling was completed at the Apoena Project, with 967.27 meters at the Pombinhas target and 4,521.73 meters at the Nosde target. The exploration efforts were focused on drilling at the Nosde target (15 drillholes) to assess the continuity of mineralization in the middle and lower traps, the same mineralized levels mined at the Ernesto mine. These drill holes confirm the continuity (~15 meters in the middle trap and ~3-5 meters in the lower trap). Twelve drill holes have already been drilled, and the best results are presented below:

Management’s Discussion and Analysis

Hole	X	Y	Z	Depth (meters)	Dip (degrees)	Az (degrees)	From (meters)	To (meters)	Length (meters)	Au (g/t)
NSD0381	256162	8304524	464	499	-90	0	144.0	149.0	5.0	2.58
							483.7	484.5	0.8	3.95
							489.7	490.8	1.1	38.21
NSD0382	255649	8304844	385	415	-89	330	399.2	399.6	0.4	10.36
NSD0383	255560	8304893	377	421	-90	0	311.5	313.0	1.5	2.02
NSD0384	256144	8304488	464	502	-90	0	494.5	498.6	4.1	1.42
							494.5	496.5	1.9	2.38
NSD0385	256006	8304645	408	517	-88	260	146.8	150.0	3.2	0.74
							154.4	157.0	2.6	1.86
							187.5	192.2	4.7	3.16
NSD0386	255558	8304787	341	367	-88	60	247.0	254.0	7.0	1.84
							258.0	262.0	4.0	2.14
							264.0	267.0	3.0	0.67
							308.0	309.5	1.5	0.63
							358.5	360.5	0.4	2.4
NSD0387	255492	8304805	346	388	-88	300	219.0	220.5	1.5	2.8
							242.0	249.0	7.0	5.88
							247.0	249.0	2.0	18.12
							268.5	270.0	1.5	0.59
							378.4	379.5	1.1	0.57
NSD0388	256194	8304569	459	490	-88	280	475.0	476.0	1.0	0.37
NSD0390	255417	8304789	355	262	-84	95	194.0	195.0	1.0	1.35
NSD0391	256118	8304575	451	521	-84	320	135.0	170.0	35.0	0.51
							377.0	378.0	1.0	3.95
							513.0	521.0	8.0	1.4
NSD0392	255521	8304710	365	382	-82	90	208.0	209.0	1.0	0.38
							367.9	373.1	5.1	20.37
							372.0	373.1	1.1	54.95

*All reported grades are over apparent thickness

At the Pombinhas target, 5 holes have been drilled to better delineate the target. Visually, the intercepts show oxidized and fresh pyrite with chlorite, hematite and sericitic alterations and visual gold specks associated with sulfide in metaconglomerate (Middle Trap) and mylonite (Lower Trap).

For the second semester  , a geophysical survey (IP) is planned on the near mine new targets (Maraboa, Cantina and Jiboinha). Aura intends to conduct 23.8 km of regional geophysics at Maraboa-Cantina, divided into 18 lines with 494 stations, and 24.3 km at Jiboinha, also divided into 18 lines with 494 stations, totaling 48.1 km, 39 lines, and 1,001 stations.

Regional work will continue at the Pombinhas, Ernesto East and Japones West targets with a total of 11,500 meters of exploration drilling planned.

Management’s Discussion and Analysis

Quality Assurance and Quality Control (“QA/QC”)

Apoena Analytical work was carried out by SGS Geosol Lab (“SGS”), in Belo Horizonte, Brazil. Drill core samples were shipped to SGS’s Lab. All samples were analyzed for gold values determined by fire assay method with atomic absorption spectrometry finish on 50g aliquots. SGS has routine quality control procedures which are independent from the Company’s. The Company has established a standard QA/QC procedure for the drilling programs at Apoena mines as below  . Each batch of samples sent to the lab is composed of approximately 40 core samples and four QA/QC samples (two blanks and two standards). The number of control standards should reflect the size of the analytical batch used by the laboratory. These QA/QC samples are randomly spaced into each batch. The bags labeled with these numbers are filled with 50 grams of one of the control standards and the sample tag is inserted in the bag. Records of which control standard was put in each bag in the sample log or sample cards are kept.

Minosa

Minosa is a wholly owned subsidiary of Aura and is located 360 km from Honduras’ capital of Tegucigalpa in the western highlands of the country. Exploration and artisanal mining have been conducted in the area since the 1930s with modernization beginning in 1983. Aura acquired the property and infrastructure in 2009 and currently operates the open pit, heap-leach complex.

Operating Performance

The table below sets out selected operating information for Minosa for the three and six months ended June 30, 2025, and 2024:

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024

Ore mined (tonnes)	2,319,905	2,233,086	4,429,960	4,441,245
Waste mined (tonnes)	517,081	1,011,342	1,192,505	2,225,060
Total mined (tonnes)	2,836,986	3,244,428	5,622,465	6,666,306

Waste to ore ratio	0.22	0.45	0.27	0.50

Ore plant feed (tonnes)	1,935,739	2,284,891	3,946,314	4,404,619
Grade (g/tonne)	0.42	0.42	0.42	0.42
Recovery (%)	65%	65%	68%	66%

Production (ounces)	18,039	19,142	35,693	38,328
Sales (ounces)	17,836	19,728	35,345	38,951

Average cash operating cost (US$/oz)	1,184	1,094	1,166	1,140
All In Sustaining costs (US$/oz)	1,309	1,159	1,279	1,223

Results for Minosa during Q2 2025 and H1 2025 are as follows:

•	Ore mined reached 2,319,905 tons in the quarter, a 4% reduction from Q2 2024 and a 10% increase from Q1 2025, as planned for the quarter. In H1 2025, the total ore mined was 4,429,960 tonnes, in line when compared to H1 2024.

•	In Q2 2025, grades reached 0.42 g/t Au, in line when compared to Q1 2024 and Q1 2025 due to mine sequencing for this quarter. In H1 2025, grades reached 0.42 g/t Au, in line when compared to the same period of 2024.

•	In Q2 2025, waste-to-ore ratio decreased to 0.22x (compared to 0.32x in Q1 2025 and 0.45x in Q2 2024) due to mine sequencing. Aura is expected to have an increase in this ratio during the year, which is in line with the yearly production plan.

•	For changes in the AISC (US$/GEO) in the period, please consult Chapter 4.

Management’s Discussion and Analysis

Strategic Developments and Geology

During Q2, geochemical results from the sulfide exploration project were received from two diamond drill holes drilled in Q1 for a total of 799m. In total, 784 drill core samples were analyzed using the Fire-Assay method and ICM40B applying Inductively Coupled Plasma Mass Spectrometry (ICP-MS) and Emission Inductively Coupled Plasma Spectroscopy (E-ICP) techniques, submitted to SGS Peru. The description, interpretation and analysis were made for a low sulfidation epithermal vein system, with type ore textures crustiform, comb and breccia, alteration marked by the presence of illite/smectite and adularia and contents of Au, Ag, Pb, Zn, Ba. These drill holes confirm the continuity of a structurally controlled vein system. An additional 2,600m will be completed in the second semester..

The sulfide zone is not part of the Mineral Resources in Minosa, and the result of drilling is not material to the current heap leach operation.  Minosa is evaluating other scenarios for sulfide mineral inventories in the San Andres mine. The best intercept results   are presented below:

*All reported grades are over apparent thickness

Quality Assurance and Quality Control (“QA/QC”)

The samples are sent to the internal laboratory   in the Minosa mine, where they are weighed, pulverized, and homogenized. Six percent of certified reference material (“CRM”) and three percent of Blank samples are inserted into the sample streams sent to the laboratory to verify accuracy, precision, and contamination. Eleven Gold Certified Reference Material with ranging value from 0.1 ppm to 2.14 ppm and one type of blank rock from the region have been used. The samples are analyzed for Gold using the Au_FA30 (Fire assay/AAS, 30g) and Au_CN10 (Hot cyanide/AAS, 10g) methods, both with 0.01ppm in the lower detection limit. All the samples were sent to SGS lab in Lima, Peru.

From the start of 2022, Minosa introduced duplicate samples to stream QA/QC samples for all diamond drill cores at an insertion rate of 2%.

Management’s Discussion and Analysis

Almas

Introduction

Almas is an open pit gold mine located in the state of Tocantins, Brazil, and is wholly owned by Aura has recently completed its first full year of operation, exceeding the initial annualized gold production estimate of 51,000 ounces. This milestone underscores the success of Aura's first greenfield project.

Operating performance

The table below sets out selected operating information for Almas for the three and six months ended June 30, 2025, and 2024:

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024

Ore mined (tonnes)	715,659	440,508	1,322,315	826,906
Waste mined (tonnes)	4,349,512	1,804,356	7,955,234	3,816,265
Total mined (tonnes)	5,065,171	2,244,864	9,277,549	4,643,172

Waste to ore ratio	6.08	4.10	6.01	4.65

Ore plant feed (tonnes)	490,003	384,603	936,431	752,370
Grade (g/tonne)	0.94	0.97	1.00	1.03
Recovery (%)	88%	91%	89%	91%

Production (ounces)¹	12,917	10,589	26,018	22,484
Sales (ounces)¹	12,917	10,589	26,018	22,484

Average cash operating cost (US$/oz)	1,167	1,203	1,118	1,176
All In Sustaining costs (US$/oz)	1,364	1,434	1,279	1,428

Results for Almas during Q2 2025 and H1 2025 are as follows:

•	Ore mined during the quarter was 715,659 tons, a 62% increase when compared to Q2 2024, related to the change in the contractor which occurred during Q2 2024 and full ramp-up of the mine. When compared to Q1 2025, ore mined increased 18%, in line with the mine plan, which anticipated a higher movement of waste during Q1.

•	Plant feed increased by 27% when compared to Q2 2024 and 10% higher than Q1 2025, due to the Company's investment to expand Almas' capacity to 1.8 million tonnes per month.

•	The average grade was approximately 0.94 g/t Au in Q2 2025, a 3% decrease when compared to Q2 2024, in line with mine sequencing. This effect is expected to be mitigated by the planned expansion project, which includes the addition of new leach tanks in the fourth quarter of 2025. The grade decreased by 11% when compared to the previous quarter, also related to the mine sequencing as mentioned above .

•	For an analysis of the AISC (US$/GEO) in the period, please consult Section 4: Operational Highlights.

Strategic Developments and Geology

In Q2, Aura concluded 4 directional diamond holes, totaling 1,577.25 meters (holes PAI-014, PAI-015, PAI-020, and PAI-021). This drilling aims to tighten the drilling grid below the Paiol mine mineral reserve pit to convert approximately 150 kOz of Inferred Mineral Resources to the Indicated category.

The analytical results released in Q2 are presented in the table below, highlighting the metric intervals above 2.0 g/t in holes PAI-014-D1B and PAI-015-D1, indicating that the high-grade mineralization continues at greater depth. Likewise, hole PAI-026 stands out for its impressive result of 16.15m @ 2.03 g/t Au (including 6.0 m @ 3.90 g/t Au). This hole was drilled in the southern portion of the pit where potential for an underground opportunity has been evaluated.

Management’s Discussion and Analysis

Hole	X	Y	Z	Depth (meters)	Dip (degrees)	Az (degrees)	From (meters)	To (meters)	Length (meters)	Au (g/t)
PAI-14-D1B	264833	8706064	39	622	40	100	571.50	595.00	23.50	0.84
							571.50	572.50	1.00	2.58
							579.40	580.40	1.00	5.69
							588.40	589.00	0.60	2.41
							594.00	595.00	1.00	3.65
PAI-015-D1	264738	8706027	-37	721	40	100	662.05	685.20	23.15	0.73
							662.05	664.05	2.00	1.55
							667.05	668.05	1.00	1.64
							671.80	672.80	1.00	1.43
							677.80	679.20	1.40	1.52
							683.20	685.20	2.00	2.89
PAI-026	264760	8705619	378	335	70	105	272.70	288.85	16.15	2.03
							279.85	285.85	6.00	3.90
PAI-028	264706	8705703	400	380	60	105	327.35	352.55	25.20	0.53
							331.80	334.80	3.00	1.22
							347.85	352.55	4.70	1.14
PAI-030	264597	8705328	370	218	55	110	144.25	180.45	36.20	0.50
							150.25	151.25	1.00	1.73
							160.25	163.25	3.00	2.61
PAI-033	264589	8705403	370	269	50	110	205.45	231.75	26.30	0.39
							214.45	217.45	3.00	1.06

*All reported grades are over apparent thickness

Aura conducted geotechnical drilling for the Paiol Underground study, with seven holes totaling 1,893.20 meters.

In Q2, Aura also drilled five holes, totaling 1,227.95 meters in the Cata Funda deposit. This drilling is intended to convert Inferred Mineral Resources within Mineral Resource pit outline. It is noteworthy that hydrothermal alteration zones were intercepted, as predicted by the 3D geological model, where intense Po+Py+Cpy sulfidation was observed. Analytical results from this drilling, as well as those from the two Paiol directional holes (PAI-014-D2 and PAI-015-D2B), are expected in late July.

Directional drilling at Paiol is scheduled to continue in Q3 2025, with four more holes expected to be completed by the end of August. Aura will also begin resource conversion drilling at the Vira-Saia deposit and conduct exploration drilling at the Nova Prata target to assess the lateral continuity of the gold mineralization encountered in 2023 and 2024. In Q3, the Almas exploration team will also conduct soil sampling in the Paiol-Cata Funda trend, specifically in the Ijuí target region.

Quality Assurance and Quality Control (“QA/QC”)

Almas’QA/QC program requires that the following minimum number of control samples be inserted into the drilling samples being submitted to SGS Geosol Lab (“SGS”), in Belo Horizonte, Brazil. One high ore-grade and one low ore-grade CRM (or medium grade) in each analytical batch of 40 samples (5%). A minimum of two blanks inserted in each batch mainly after mineralized zones. The control sample assay results of the internal QA/QC program were monitored, including the CRMs, pulp duplicates and sizing checks during preparation. Additionally, systematic checks of the digital database were conducted against the original signed Certificates of Analysis from the laboratory.

Management’s Discussion and Analysis

Borborema

Introduction

Located in Currais Novos, Rio Grande do Norte, Brazil, the Borborema Project (“Borborema”) is an open pit gold mine owned by Aura, which holds 100% of Borborema Inc. A Feasibility Study announced on August 30, 2023, outlined production of 748,000 ounces of gold over an 11.3-year life of mine, with potential expansion and increased mineral reserves after relocating the federal highway. Following board approval in September 2023, construction began. In March 2025, Aura announced the start of the ramp-up phase of Borborema.

Operating performance

The table below sets out selected operating information for Borborema for the three months ended June 30, 2025, and 2024:

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024

Ore mined (tonnes)	899,634	-	899,634	-
Waste mined (tonnes)	2,612,250	-	2,612,250	-
Total mined (tonnes)	3,511,884	-	3,511,884	-

Waste to ore ratio	2.90	-	2.90	-

Ore plant feed (tonnes)	145,418	-	145,418	-
Grade (g/tonne)	0.70		0.70
Recovery (%)	77%	-	77%	-

Production (ounces)¹	2,577	-	2,577	-
Sales (ounces)¹	1,190		1,190
		-		-
Average cash operating cost (US$/oz)	936	-	936	-
All In Sustaining costs (US$/oz)	1,441	-	1,441	-

Borborema produced its first gold pour in June 2025. Aura believes that Borborema remains on track to achieve commercial production by the end of Q3 2025.

For an analysis of the AISC (US$/GEO) in the period, please consult Section 4: Operational Highlights.

Strategic Developments and Geology

In Q2 2025, a drone-borne magnetometry survey began over the Borborema Mine, its surroundings, and extensions. This low-altitude survey (~30–40 m height) aims to identify the magnetic signature of the Borborema ore and similar potential anomalies in the SW and NE extensions of the mine. To date, the survey has covered about 32% of the planned block, with 270.66 linear kilometers flown out of a total of 830 linear kilometers. The acquired data has shown good quality and will be processed and interpreted at the end of the survey to identify potential anomalies.

Additionally, once the drone-mag survey is completed, follow-up will be conducted over geophysical anomalies potentially identified. This will include mapping, rock sampling, and trenching to verify possible extensions of the Borborema mineralization.

Matupá Project

The Matupá Project encompasses an area surrounding the municipalities of Matupá and Guarantã do Norte, approximately 700 km north of Cuiabá, the Mato Grosso State capital, and 200 km north of Sinop, an important commercial center and fourth largest city in the state in terms of total population.

Management’s Discussion and Analysis

Aura acquired the project in 2018 as a result of the merger with Rio Novo Gold Inc. and restarted exploration activities in 2019. The project was owned by Vale from 1999 to 2006, and in 2003, the X1 anomalous area was discovered through initial diamond core drilling.

The Company has increased its mineral rights from 28,674 hectares (2020-2021) to 62,506 hectares currently, holding the mineral rights for nine properties, of which three cover an area of 15,000 hectares located within the existing mining concession (X1, Guarantã Ridge and Serrinhas deposits). Another six properties totaling 47,000 hectares are under an Exploration Permit, all in the prolific Juruena-Teles Pires Gold Province, where many gold deposits and occurrences exist.

In May 2024, Aura announced the acquisition of exploration rights for the Pé Quente and Pezão Projects, located in the Alta Floresta Gold Province, Mato Grosso, Brazil. The acquisition includes 6 Mineral Rights and is situated within 50 km from the X1 deposit. The projects have the same type of mineralization, offering potential to increase the Mineral Resources and Mineral Reserves of the Matupá Project. Aura made an initial payment of US$ 0.5 million   and, if the results are satisfactory, may complete the acquisition in 2025 for US$9.5 million. In June 2025, Aura exercised its option to acquire 100% ownership of the Pé Quente project.

The Matupá project is located in a highly productive region, known for its abundant artisanal mining activities. While environmental licensing is underway for the X1 deposit, Aura has been conducting mineral exploration on targets within a 50 km radius that could increase the reserves and be processed at the same plant planned for X1. The main targets under development are Serrinhas, Pé Quente, and Pezão.

Strategic Developments and Geology

During Q2 2025, at the Matupá Project, Aura completed 25 diamond drill holes and advanced 3 additional diamond drill holes at the Pé Quente Target, totaling 4,919.2 meters. Initial exploration drilling also commenced at the Pezão Target, with one hole completed and one in progress, adding 410.4 meters.

Drilling activities remain focused on infill work at Pé Quente, targeting areas where the 2024 campaign confirmed robust mineralization potential (see Aura’s May 22 press release: “Aura Announces Acquisition of Pé Quente and Pezão Projects, Aiming to Add Mineral Resources and Reserves to the Nearby Matupá Project”). This infill program is expected to conclude by year-end, providing a foundation for an updated Mineral Resource estimate.

The best intercepts were:

•	Hole FPQD-0050 intersected 0.32g/t Au over 15m.

•	Hole FPQD-0055 intersected 2.21g/t Au over 22.4m.

•	Hole FPQD-0059 intersected 1.37g/t Au over 24.95m.

•	Hole FPQD-0064 intersected 0.75g/t Au over 83m.

•	Hole FPQD-0079 intersected 0.91g/t Au over 81m.

Hole	X	Y	Z	Depth (meters)	Dip (degrees)	Az (degrees)	From (meters)	To (meters)	Length (meters)	Au (g/t)
FPQD-0050	740082	8853180	267	251	-50	200	0.0	15.0	15.0	0.32
							87.0	88.0	1.0	1.39
FPQD-0055	739847	8853085	271	80	-55	340	42.4	64.8	22.4	2.21
FPQD-0056	738191	8852548	283	165	-75	0	93.9	109.0	15.2	0.33
							111.0	139.3	28.3	0.49
							118.0	121.0	3.0	1.10
							136.0	139.3	3.3	1.01

Management’s Discussion and Analysis

FPQD-0057	738468	8852497	276	111	-55	0	7.0	26.0	19.0	0.39
							23.0	24.0	1.0	1.41
							88.0	101.0	13.0	0.36
							88.0	92.0	4.0	0.87
FPQD-0058	739892	8853290	265	190	-60	20	1.0	4.0	3.0	1.49
FPQD-0059	738422	8852464	276	166	-45	0	0.0	6.0	6.0	0.49
							80.0	153.8	73.8	0.69
							128.0	153.0	25.0	1.37
							148.0	153.0	4.9	2.43
FPQD-0061	739735	8852880	274	80	-45	350	47.0	57.0	10.0	0.39
							55.0	57.0	2.0	1.63
FPQD-0064	738757	8852826	270	131	-55	260	4.0	87.0	83.0	0.75
							4.0	5.3	1.3	2.48
							35.0	44.0	9.0	2.57
							48.0	50.8	2.8	2.14
							58.7	74.0	15.3	0.91
							85.0	87.0	2.0	1.13
FPQD-0065	738318	8852424	281	70	-60	180	21.0	24.0	3.0	1.47
FPQD-0066	739991	8852917	277	200	-50	335	115.0	124.0	9.0	0.32
FPQD-0068	738683	8852750	270	122	-55	300	3.0	14.0	11.0	0.35
							3.0	4.0	1.0	1.09
							9.0	10.0	1.0	1.05
FPQD-0074	738132	8852097	278	300	-65	0	44.0	45.0	1.0	1.85
							191.0	201.6	10.6	0.43
							200.8	201.6	0.8	1.22
FPQD-0079	738805	8852844	271	157	-55	320	38.0	119.0	81.0	0.91
							60.0	61.0	1.0	1.39
							66.9	69.0	2.1	2.45
							72.0	73.6	1.6	2.01
							77.0	78.0	1.0	20.10
							80.0	86.0	6.0	1.01
							94.0	95.0	1.0	8.01
							98.0	99.0	1.0	7.61
							118.4	119.0	0.6	6.02

*All reported grades are over apparent thickness

Aura also prepared approximately 750 kg of samples from Guarantã Ridge, Serrinhas, and Pé Quente Target to submit for metallurgical testing to check potential opportunities to share the same plant of X1 deposit.

Quality Assurance and Quality Control (“QA/QC”)

Matupa’QA/QC program requires that the following minimum number of control samples be inserted into the drilling samples being submitted to SGS Geosol Lab (“SGS”), in Belo Horizonte, Brazil. At Matupá, Aura implemented a QA/QC control program for drilling, trenching and channel sampling which includes high grade standard, medium grade standards or low-grade standard, and one Blank in each batch (mainly after mineralized zones) and 1/20 core duplicate (5%); Blank sample are fragments of regional barren granodiorite without any hydrothermal alteration or sulfides.

Management’s Discussion and Analysis

Currently Aura uses the Certified Reference ITAK 528,529, 575, 639 and 652 for gold samples, which was prepared by TAK lab following their internal standards. The reference material was prepared using natural gold ore from Brazil, and the raw material was dried at a temperature of 105 °C, crushed, pulverized and homogenized. After homogenization, the material was fourth in aliquots of approximately 60g. Then they were evaluated on the degree of homogeneity for Au. Finally, a group of 09 specialized laboratories was invited to perform the certification tests of the parameter gold.

For Copper samples Aura uses Certified Reference SG-091, SG-092 and SG-093 which was prepared by SGS GEOSOL lab following their internal standards. The reference material was prepared using copper ore samples from Bahia, Brazil and the raw material was dried in an oven at 105ºC for over twelve hours, pulverized down to 75 microns, homogenized aliquots of 10 grams selected at random was then subjected to XRF analysis at SGS GEOSOL, followed by consensus testing to ensure homogeneity. and split into 372 aliquots of 120 grams, which were individually packed in airtight plastic jars. A subset of twenty- four aliquots of 10 grams selected at random was then subjected to XRF analysis at SGS GEOSOL, followed by consensus testing to ensure homogeneity.

Aura is not implanting any QA/QC samples for surface sampling (including soil, stream sediment or chip samples) in exploration projects.

Pé Quente QA/QC Measures

Quality Assurance and Quality Control Analytical work was carried out by SGS Lab, Geosol Laboratory in Vespasiano, Minas Gerais, Brazil. Drill core samples were crushed, pulverized and homogenized at SGS Geosol laboratory in Goiânia, Goias, Brazil, then pulp samples were shipped to SGS Lab in Vespasiano. All samples were analyzed for gold values determined by fire assay method (code FAA505) with atomic absorption spectrometry finish on 50g aliquots. SGS has routine quality control procedures which ensure that every batch of 20 prepared samples includes one sample repeat, three commercial standards, and blanks. SGS QA/QC measures are independent of Aura. Aura established a standard QA/QC procedure for the drilling programs at Serrinhas by inserting one blank, one standard, and one duplicate for every 40 samples.

Carajás QA/QC Measures

Drill core was sawed in the Project core shed and shipped to ALS, in Parauapebas, Pará-Brazil, where the samples were crushed, pulverized and homogenized, then pulp samples were sent to ALS Laboratory, in Lima-Peru, to conduct the analytical works, and analyze them for Gold using Fire Assay (Atomic Absorption – fusion 50 g aliquots) and ME-ICP61 analysis for determination of up to 34 elements by ICP/Digestion with aqua regia. For samples with Copper grades higher than 10,000 ppm, the analysis ME-OG62 was applied. The remaining coarse and pulverized rejection of the samples were returned to the Project facility for storage.

Aura Carajás had routine quality control procedures which ensured that every batch included five percent of commercial standard (high, medium or low grade), and five percent of blank sample. ALS laboratory has its own routine quality control procedures which ensured the insertion of blanks, commercial standards and duplicates into each batch of samples to be analyzed. All analytical results and certificates from both laboratories were provided separately and digital copies of the files were stored in the digital database.

For a complete description of Aura’s sample preparation, analytical methods and QA/QC procedures, please refer to 2023 AIF and the applicable Technical Report, a copy of which is available on the Company’s SEDAR profile at www.sedar.com.

Exploration Initiatives in Other Assets

Carajás (“Serra da Estrela project"): The project is located in the State of Pará, Brazil, in the Carajás Mineral Province, which is one of the most important polymetallic districts in the world and hosts several IOCG deposits such as Sossego and Salobo Mines (owned by Vale), Pedra Branca, Igarapé Bahia-Alemão, Cristalino, Gameleira and Alvo 118. The project includes IOCG (iron oxide gold copper) type of mineralization targets along a 6 km strike with a surface anomaly (up to 500 ppm Cu).

Management’s Discussion and Analysis

During Q2 2025, the work continues being concentrated in interpretation of 2023-2024 drilling results and 2025 plan activities. The holes confirmed the continuity of mineralization along the 6 km strike with 3 main zones identified (Trend S, Trend SW, Trend N – Regional,) highlighting the promising potential of the target, and an infill drilling in this zone is planned for 2025.  A total approximately 12,000 meters budgeted for Serra da Estrela Project that plan to start early Q3, 2025.

As part of the exploration program to generate new high-potential targets, a surface geochemical sampling is ongoing over the Regional, Central, and SW target areas. A total of 1,185 soil samples were collected, including 122 at the Regional Target and 1,063 across the Central and SW Targets.

Preliminary results from the magnetic susceptibility grids revealed positive anomalies extending approximately 1.8 km along a NE-SW trend in the northern portion (Regional Target). Additionally, magnetic trends observed in the Central and SW Targets were confirmed to extend further southwest, covering the southernmost portion of the license area.

These findings reinforce the prospective potential of the evaluated zones, particularly in areas not yet tested by drilling, and will guide the next steps of the exploration campaign in Serra de Estrela.

Tolda Fria (“Tolda Fria project"): The project is located in Caldas State, Colombia and has a total of 6,624 hectares in mineral rights. This property contains significant high-grade mineralization in the so-called Manizales - Villamaría Mining District, in the department of Caldas, Colombia. It is located within a particularly defined geological context, in which some particularities have been preliminarily established, such as deposit formed near the surface with ore zones containing average Au/Ag concentrations and some enrichment in Cu-Pb-Zn-As base metals at depth.

Currently, the property is in an overlaid area (Regional Forest Reserve); to resolve this situation, a request has been submitted to the Colombian authorities to delimit the area, through a technical report based on biotic, physical and socio-economic aspects.

During Q2, 2025 work has focused on the preparation and submission of the technical report, to be evaluated and approved by the Colombian environmental authority.

8. RESULTS OF OPERATIONS

Details of the Company´s expenses are presented below:

Exploration expenses(US$ thousand)

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Minosa	(264)	-	(500)	(1)
Almas	(423)	-	(660)	-
Apoena	(62)	(122)	(186)	(170)
Aranzazu	(794)	(1,656)	(1,503)	(2,766)
Borborema	-	-	(70)	-
All other segments	(171)	(1,173)	(171)	(1,956)
Total	(1,714)	(2,951)	(3,090)	(4,893)

In Q2 2025, exploration efforts were under way in most of the Company’s properties, part of which was capitalized and therefore not recognized as exploration expenses.

Management’s Discussion and Analysis

General and administrative (“G&A”) expenses

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Salaries, wages, benefits and bonus	(5,047)	(3,582)	(8,827)	(7,002)
Professional and consulting fees	(2,111)	(1,278)	(4,159)	(2,878)
Legal fees	(214)	(150)	(458)	(379)
Insurance	(194)	(240)	(390)	(626)
Directors' fees	(584)	(145)	(1,255)	(299)
Travel expenses	(213)	(218)	(574)	(437)
Share-based payment expense	-	-	(73)	(52)
Depreciation and amortization	(335)	(564)	(534)	(1,199)
Care and maintenance	(563)	(375)	(1,063)	(796)
Other	(2,023)	(979)	(3,587)	(2,142)
Total	(11,284)	(7,531)	(20,920)	(15,810)

G&A expenses in Q2 2025 increased when compared to the same period of 2024, primarily due to: i) increase in professional and consulting fees, mainly due to an increase in audit fees in the quarter related to the project of listing the Company’s shares on Nasdaq; ii) increase in the fair value of DSU securities held by a Director   of the Company, as result of the increase in the share price of Aura in the period; and iii) salaries and benefits increase due to the addition of Era Dorada, start of ramp-up operations at Borborema and annual bonus payments paid in Q2 2025.

Finance income/(expense)

(US$ thousand)

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Accretion expense	(1,134)	(1,573)	(2,800)	(3,106)
Lease interest expense	(161)	(2,012)	(1,756)	(4,021)
Interest expense on loans and debentures	(6,098)	(4,121)	(11,853)	(8,338)
Finance cost on post-employment benefit	(747)	(467)	(1,085)	(834)
Unrealized gain (loss) on gold hedges	(24,304)	(11,558)	(124,514)	(13,522)
Realized gain (loss) on gold hedges	(11,703)	-	(17,739)	-
Loss on other derivative transactions	(1,305)	-	(3,132)	(33,226)
Change in liability measures at fair value	(4,025)	(954)	(6,384)	(3,587)
Foreign exchange	(2,462)	(11,184)	(5,638)	(13,274)
Derivative fee	-	(13,522)
Loss on settlement of liability with equity instruments	(8,768)	-	(8,768)	-
Other interest and finance costs	(297)	(140)	(727)	(571)
Finance expenses	(61,004)	(45,531)	(184,396)	(80,479)

Interest Income	1,374	429	3,155	1,282
Finance income	1,374	429	3,155	1,282

Total finance result	(59,630)	(45,102)	(181,241)	(79,197)

•	Unrealized loss on gold hedges in Q2 2025 arise from mark-to-market (MTM) adjustments related to outstanding gold hedge positions, reflecting increase in gold prices between the start and the end of the quarter, which closed the quarter at US$3,288.57 per Oz, coming from US$2,861.93 per Oz on March 31, 2025. In accordance with IFRS standards, the Company records MTM adjustments at the end of each reporting period for all outstanding derivative positions.

Management’s Discussion and Analysis

•	Realized losses with gold hedges in Q2 2025 were related to cash settlement of outstanding gold collars during the quarter, driven by the expiration of gold collars within the quarter.

•	Non-cash loss of US$8,768 related to the settlement of the Nemesia SARL debt, as described above, with equity instruments, reflecting the difference between the fair value of the shares issued and the carrying amount of the debt acquired in the Bluestone transaction at the closing of the transaction.

Most of Aura’s outstanding gold collars (225,996 Ozs out of about 234,598 Ozs) are associated with the future production of the Borborema Project and will expire between Jul/2025 and Jun/2028. As previously disclosed, about 80% of the production of the first 3 years of the Borborema Project is hedged at ceiling prices of US$2,400.

9. SUMMARY OF QUARTERLY AND ANNUAL RESULTS

The following table sets forth selected unaudited interim consolidated financial information for each of the eight most recently completed quarters.

(US$ thousand  )

	Quarter ended June 30, 2025	Quarter ended March 31, 2025	Quarter ended December 31, 2024	Quarter ended September 30, 2024	Quarter ended June 30, 2024	Quarter ended March 31, 2024	Quarter ended December 31, 2023	Quarter ended September 30, 2023	Quarter ended June 30, 2023	Quarter ended March 31, 2023
Net Revenue	190,436	161,804	171,517	156,157	134,411	132,078	124,322	110,635	84,950	96,987
Net current assets (liability) (a)	39,581	49,658	141,171	(117,893)	32,727	88,710	181,542	88,592	12,314	25,288
Property, plant and equipment	762,566	720,466	610,784	560,993	516,742	504,598	488,733	481,664	425,081	396,591
(Loss) Income for the period	8,147	(73,249)	15,574	(11,923)	(25,775)	(9,217)	(5,908)	7,759	11,369	18,660

(Loss) Income per share
Basic ($)	0.11	(0.99)	0.23	(0.16)	(0.36)	(0.13)	0.23	0.11	0.16	0.26
Diluted ($)	0.11	(0.99)	0.23	(0.16)	(0.35)	(0.13)	0.23	0.11	0.16	0.26

10. LIQUIDITY AND CAPITAL RESOURCES

Management of the Company believes that Aura’s ongoing operations and associated cash flows will provide sufficient liquidity to continue financing its planned growth in the near term and that the Company will have access to additional debt as it grows to support further expansion.

The Company will, from time to time, repay balances outstanding on its revolving credit with operating cash flow and cash flow from other sources.

The changes in the Company’s cash position during the second quarter of 2025 and 2024 were as follows:

(US$ thousand)

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Net cash generated by operating activities	79,864	53,612	121,092	79,464
Net cash used in investing activities	(50,764)	(22,261)	(121,027)	(53,278)
Net cash used in financing activities	(55,748)	(42,244)	(100,472)	(57,076)
	(26,647)	(10,893)	(100,406)	(30,891)

The charts below show the change in cash position for the three and six months ended June 30, 2025, from a managerial perspective.

Management’s Discussion and Analysis

Note: Adjusted Capex includes Sustaining and Exploration Capex

11. CONTRACTUAL OBLIGATIONS

Except as set forth in this MD&A, for the quarter ended June 30, 2025 and as at the date of this MD&A, the Company has not entered into any contractual obligations that are outside of the ordinary course of business.

The Company has the following future liabilities and payables:

As of June 30, 2025 (US$ thousand)	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	111,155	—	—	—	111,155
Loans and debentures	90,580	248,039	159,208	26,160	523,987
Provision for mine closure and restoration	3,434	4,189	11,367	56,109	75,099
Lease liabilities	12,454	11,478	105	42	24,079
Liability measured at fair value	4,850	3,381	6,482	25,963	40,676
	222,473	267,087	177,162	108,274	774,996

Management’s Discussion and Analysis

12. RELATED PARTY TRANSACTIONS

Key Management Compensation

Total compensation paid to key management personnel (including based salaries, bonuses and other benefits), remuneration of directors and other members of key executive management personnel for the period ended June 30, 2025 and 2024 were US$2,718 and US$2,981, respectively.

Director’s fees

Management had issued 189,795 deferred stock units (DSUs) to certain directors and former directors of the Company in 2016. The DSUs are recognized at the fair value of the Company shares based on the provisions of the agreements and will be settled in cash. The balance of the DSUs as of June 30, 2025 is US$2,197 (US$1,216 as of December 31, 2024) and is included as part of Trade and other payables.

Irajá Royalty Payments - Apoena

As part of the Apoena Mines transaction with Yamana Gold Inc. (“Yamana”), Mineracao Apoena S.A. (“Apoena”) entered into a royalty agreement (the “EPP Royalty Agreement”), dated June 21, 2016, with Serra da Borda Mineracao e Metalurgia S.A. (“SBMM”), Yamana’s wholly-controlled subsidiary. Commencing on and from June 21, 2016, Apoena would pay to SBMM a royalty (the “Royalty”) that is equal to 2.0% of Net Smelter Returns on all gold mined or benefited from Apoena (the “Subject Metals”) sold or deemed to have been sold by or for Apoena.

Effective as at such time as Apoena has paid the Royalty on up to 1,000,000 troy ounces of the Subject Metals, the Royalty shall without the requirement for any further act or formality, reduce to 1.0% of Net Smelter Returns on all Subject Metals sold or deemed to have been sold by or for Apoena.

On October 27, 2017, SBMM entered into an agreement (the “Royalty Swap Agreement”) with Iraja Mineracao Ltda., a company controlled by the same controlling group, a third-party company, for the swap of the EPP Royalty with the RDM Royalty (as defined in the Royalty Swap Agreement) with no change to the terms of the royalty calculation. Aura has incurred expenses of the related royalties of US$1,548 in the period ended June 30, 2025 (US$909: 2024).

Irajá Royalty Payments - Almas

The Company, through its wholly owned subsidiaries Almas, maintains a royalty agreement with Irajá Mineração Ltda., a company controlled by the same controlling group of Aura, whereby the subsidiary pays 1.2% of the Net Smelter Returns on all gold mined or sold. Aura has incurred expenses of the related royalties of US$6,200 in the period ended June 30, 2025.

Royalty Agreement for Matupá

The Company, through its wholly owned subsidiary Matupá, maintains a royalty agreement with Irajá Mineração Ltda., a company controlled by the same controlling group of Aura, whereby the subsidiary will pay 1.2% of the Net Smelter Returns on all gold mined or sold, from the moment that is declared commercial production. The subsidiary is currently in care and maintenance.

Dividends payable to Northwestern

Northwestern, a company controlled by the Chairman of the Board, is the majority shareholder of Aura with approximately 53.5% ownership as of June 30, 2025 (54.8% as of December 31, 2024).

Management’s Discussion and Analysis

In the six-month ended June 30, 2025, the Company paid to Northwestern the total amount of US$25.7 million of dividends.

Employee withholding taxes payable to the Company

In March 2021, certain key executives exercised stock options and received Company shares, triggering a withholding tax obligation that the Company paid on their behalf, as required by local regulations. The Board authorized reimbursement over a period of up to 18 months (extended to September 2025), with interest at or above the Applicable Federal Rate (AFR). The balance was secured by Company shares valued at 150% of the amount due, with provisions for additional collateral or immediate repayment in the event of employment termination. As of December 31, 2024, the outstanding balance was US$3,129, which was fully reimbursed by the executive in June 2025.

13. PROPOSED TRANSACTIONS

Acquisition of Mineração Serra Grande (“MSG”)

In June 2025, Aura announced a Transaction between AngloGold Ashanti and a wholly-owned subsidiary of Aura that have entered into a Share Purchase Agreement (“SPA”), which Aura will acquire from AngloGold all of the issued and outstanding securities of Mineração Serra Grande S.A. (“MSG”), owner of the MSG gold mine located in Crixás, in the state of Goiás, Brazil.

In consideration for the acquisition of MSG, Aura will pay to AngloGold: (i) an upfront cash consideration of US$76 million on closing subject to certain working capital adjustments as at the closing date; plus (ii) deferred consideration payments equivalent to a 3% net smelter returns participation over the currently identified Mineral Resource of MSG (inclusive of the Mineral Reserve) payable quarterly. The Transaction excludes certain current subsidiaries of MSG, which hold assets that do not form part of MSG’s mining operations or Mineral Resources and Mineral Reserves. These subsidiaries will be spun off from MSG prior to the closing of the Transaction. The Transaction is subject to the fulfilment of certain conditions precedent and expected to close during Q3 2025.

14. CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires management to make estimates and judgements and to form assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities. Management’s estimates and judgements are continually evaluated and are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results may differ from these estimates.

The Company has identified critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results could differ from these estimates under different assumptions and conditions and could materially affect the Company’s financial results or statements of financial position reported in future periods.

Please refer to Note 4 of the Annual audited consolidated financial statements for the year ended December 31, 2024 for a summary of the significant accounting estimates and judgements made in the preparation of the financial statements. Management’s estimates and judgements are continually evaluated and are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual or future results may differ from these estimates.

15. FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

a) Financial Instruments

In accordance with IFRS 9, the Company records the fair value of their derivative fixed price contracts and put/call options instruments at the end of the reporting period as an asset (“in-the-money”) or liability (“out-of-the-money”). The fair

Management’s Discussion and Analysis

value is calculated as the difference between a market-based price and the contracted price. At the end of the reporting period, a corresponding gain or loss is recorded in the Consolidated Statements of Income as Other (Gain) Loss. For the derivatives characterized as hedge accounting, the gain on loss is recorded through other comprehensive income.

For the fixed price contracts and put/call options on the gold derivatives, these derivatives are significantly driven by the market price of gold. As noted below section b, these derivatives are considered as Level 2 investments.

The group has the following derivative financial instruments in the following line items in the balance sheet:

		Asset/(Liability) at	Asset/(Liability) at
Derivatives Contracts	Current / Non-Current	June 30, 2025	December 31, 2024
Swap – Aura Almas	Non-current	5,395	(15,164)
Swap – Apoena Mines	Current	(4,587)	(3,872)
Gold Derivatives	Current and Non-Current	(244,968)	(120,454)
Total		(244,160)	(139,490)

Gold Derivatives

a) - Derivative Zero Cost Collars - Almas and Apoena

As of June 30, 2025, the Company had 8,632 outstanding zero cost put/call collars for the Almas Project. The zero-cost put/calls collars have floor prices of US$1,558 (average: US$1,558) and ceiling prices between US$2,300 and US$2,300 (average: US$2,300) per ounce of gold. The expiration dates are between June 2025 and July 2025.

For Apoena Mines, as of June 30, 2025 Mineração Apoena S.A. had zero cost put/call collars for 3,750 ounces of gold with floor price of US$1,400 and ceiling price of US$2,100 per ounce of gold. The expiration dates are between June 2025 and December 2025.

b) – Derivative Collars Borborema Project

As of June 30, 2025, the Company had 225,996 ounces outstanding for the Borborema Project. The put/calls collars have floor prices of US$1,745 and ceiling prices at US$2,400 per ounce of gold expiring between July 2025 and June 2028.

The fair value effect of both the Derivative Zero Cost Collars and the Derivative Collars Borborema Project for the six-months ended June 30, 2025 and 2024 is (US$124,514) and (US$33,226) respectively, recorded as a finance expenses loss in the financial statements.

As of the date of these Unaudited Condensed Interim Financial Statements, the Company and its subsidiaries have no agreements in place with financial institutions which would require the Company to post cash or any other type of collateral to cover fair value exposure against the Company.

Fair value of financial instruments

In accordance with IFRS 9, the Company measures certain of its financials assets and liabilities at fair value on a recurring basis and these are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value:

•	Level 1,which are inputs that are unadjusted quoted prices in active markets for identical assets or liabilities;

Management’s Discussion and Analysis

•	Level 2, which are inputs other than Level 1 quotes prices that are observable, either directly or indirectly, for the asset or liability; and,

•	Level 3, which are inputs for the asset or liability that are not based on observable market data.

The Company measures certain of its financial assets and liabilities at fair value on a recurring basis and these are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Additionally, the Company classifies derivative assets and liabilities in Level 2 of the fair value hierarchy as they are valued using pricing models which require a variety of inputs such as expected gold price.

The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis at June 30, 2025 and December 31, 2024 are summarized in the following table:

		June 30, 2025		December 31, 2024
	Level	Fair value through profit & loss	Fair value through OCI	Fair value through profit & loss	Fair value through OCI
Assets
Accounts receivable	2	—	—	13,480	—
Other receivables and assets	1	—	2,419	—	3,482
Derivative Financial Instrument	2	—	5,395	—	—
		—	7,814	13,480	3,482

Liabilities
Debentures	2	229,500	—	162,515	—
Liability measured at fair value	3	22,539	—	17,749	—
Derivative Financial Instrument	2	249,555	—	124,326	15,164
Other provisions	3	9,610	—	—	—
		511,204	—	304,590	15,164

16. DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the Canadian Securities Administrators, The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing, maintaining and evaluating the effectiveness of the internal control over financial reporting and disclosure controls and procedures.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. These inherent limitations include the realities that judgements in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the actions of one individual, by collusion of two or more people, or by unauthorized override of the control. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

For the three and six ended June 30, 2025, the Chief Executive Officer and the Chief Financial Officer concluded that Aura’ disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS.

During the three and six months ended June 30, 2025, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Management’s Discussion and Analysis

17. SUBSEQUENT EVENTS

U.S. Initial Public Offering (“IPO”)

On July 17, 2025, Aura announced the closing of its U.S. Initial Public Offering (“IPO”) of 8,100,510 common shares, at a public offering price of US$24.25 per common share. In addition to the listing, Aura intends to use the net proceeds from the offering to continue strengthening its business, which includes (A) funding the component of the upfront cash payment for the acquisition of Mineração Serra Grande S.A. (“MSG”), upon and subject to closing, and any potential incremental capital expenditures required at MSG, as well as (B) providing incremental liquidity and financial flexibility to support the execution of its current strategic growth initiatives, including, but not limited to: (i) the potential advancement of its current development projects, such as Era Dorada and Matupá; and (ii) exploration initiatives to expand mineral reserves and resources of its portfolio, and (C) the remainder for general corporate purposes.

The Company’s common shares began trading on the Nasdaq Global Select Market under the ticker symbol “AUGO” on July 16, 2025. In connection with the offering, Aura granted to the underwriters a 30-day option to purchase up to an additional 1,215,077 common shares at the public offering price, less underwriting discounts and commissions.

18. NON-GAAP PERFORMANCE MEASURES

Set out below are reconciliations for certain non-GAAP financial measures (including non-GAAP ratios) utilized by the Company in this MD&A: EBITDA; Adjusted EBITDA; cash operating costs per gold equivalent ounce sold; AISCs; realized average gold price per ounce sold, gross; Net Debt; and Adjusted EBITDA Margin, which are non-GAAP performance measures. These non-GAAP measures do not have any standardized meaning within IFRS and therefore may not be comparable to similar measures presented by other companies. The Company believes that these measures provide investors with additional information which is useful in evaluating the Company’s performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

A. Reconciliation from income for the quarter to Adjusted EBITDA4:

(US$ thousand)

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
(Loss)/Profit for the period	8,147	(25,775)	(65,102)	(34,992)
Current tax	29,551	14,612	50,365	24,755
Deferred tax	(6,326)	6,888	(8,840)	7,733
Finance expense	59,630	45,102	181,241	79,197
Other (expense) income	(61)	(1)	693	593
Depletion and amortization	15,283	15,346	29,346	32,090
Adjusted EBITDA	106,224	56,172	187,703	109,376

4 Adjusted EBITDA is a non-GAAP financial measure with no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other issuers. For further information and detailed reconciliations to the most directly comparable IFRS measures, see Section 17: Non-GAAP Performance Measures in this MD&A.

Management’s Discussion and Analysis

B. Reconciliation from the consolidated financial statements to cash operating costs per gold equivalent ounce sold:

(US$ thousand)

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Cost of goods sold	(86,497)	(83,102)	(169,873)	(168,499)
Depletion and amortization	14,948	14,782	28,812	30,891
Subtotal	(71,549)	(68,320)	(141,061)	(137,608)
Gold Equivalent Ounces sold	62,452	63,258	122,943	132,344
Cash costs per gold equivalent ounce sold	1,146	1,080	1,147	1,040

C. Reconciliation from the consolidated financial statements to all in sustaining costs per gold equivalent ounce sold   :

(US$ thousand)

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Cost of goods sold	(86,497)	(83,103)	(169,873)	(168,500)
Depletion and amortization	14,948	14,782	28,812	30,891
Subtotal	(71,549)	(68,320)	(141,061)	(137,608)
Adjusted capex	13,993	8,774	26,044	21,189
General and Administrative Expenses	3,746	2,631	7,317	5,456
Lease Payments	1,226	4,273	4,449	8,680
Subtotal	(64,003)	(61,416)	(126,721)	(123,472)
Gold Equivalent Ounces sold (in thousands)	62,452	63,258	122,943	132,344
All In Sustaining costs per ounce sold equivalent ounce sold	1,449	1,328	1,455	1,307

(1) Refers to the G&A incurred by the 4 business units in production: Aranzazu, Apoena, Almas and Minosa, excluding depreciation and amortization and Corporate cost sharing expenses.

D. Reconciliation from the consolidated financial statements to realized average gold price per ounce sold, net5:

(US$ thousand)

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Gold Revenue	127,928	88,383	239,470	179,434
Ounces of gold sold	40,162	38,575	80,197	82,559

Realized average gold price per ounce sold, net	3,185	2,208	2,986	2,097

5 Realized average gold price per ounce sold, net is a non-GAAP financial measure with no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other issuers. For further information and detailed reconciliations to the most directly comparable IFRS measures, see Section 17: Non-GAAP Performance Measures in this MD&A.

Management’s Discussion and Analysis

E. Net Debt:

(US$ thousand)

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Short Term Loans	78,786	98,004	78,786	98,004
Long-Term Loans	375,107	236,413	375,107	236,413
Plus / (Less): Derivative Financial Instrument for Debentures¹	5,395	(45)	5,395	(45)
Less: Cash and Cash Equivalents	(167,938)	(191,963)	(167,938)	(191,963)
Less: Restricted cash	-	-	-	-
Less: Short term investments	-	-	-	-
Net Debt	291,350	142,409	291,350	142,409

(1) Derivative Financial Instrument: only includes the swap related to the Aura Almas Debenture.

F. Adjusted EBITDA Margin6 (Adjusted EBITDA/Revenues):

(US$ thousand)

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Net Revenue	190,436	134,411	352,240	266,489
Adjusted EBITDA	106,224	55,797	187,703	108,602
Adjusted EBITDA Margin (Adjusted EBITDA/Revenues)	56%	42%	53%	41%

G. Adjusted Net Income

(US$ thousand)

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Income/(Loss) for the period	8,147	(25,775)	(65,102)	(34,992)
Foreign exchange gain (loss)	(2,462)	(11,184)	(5,638)	(13,274)
Gain (loss) on derivative transactions	(24,304)	(11,558)	(124,514)	(33,226)
Loss on settlement of liability with equity instruments	(8,768)	-	(8,768)	-
Deffered taxes over non-monetary items	6,847	(12,447)	10,081	(11,472)
Adjusted Net Income	36,834	9,414	63,737	22,980

19. RISK FACTORS

The operations of the Company contain significant risk due to the nature of mining, exploration, and development activities. For details of these risks, please refer to the risk factors set forth in the Company’s AIF which could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking information relating to the Company. See Section 21: Cautionary Note Regarding Forward-Looking Information.

6 Adjusted EBITDA Margin is a non-GAAP financial measure with no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other issuers. For further information and detailed reconciliations to the most directly comparable IFRS measures, see Section 17: Non-GAAP Performance Measures in this MD&A.

Management’s Discussion and Analysis

20. DISCLOSURE OF SHARE DATA

As of June 30, 2025, the Company had the following outstanding: 74,529,362 Common Shares, 1,500,992 stock options, and 189,795 deferred share units.

In subsequent events, during July 2025, the Company issued 8,100,510 common shares. Following these transactions, the Company has a total of 82,629,872 common shares outstanding as of the date of this MD&A date.

21. CAUTIONARY NOTES AND ADDITIONAL INFORMATION

This MD&A, and the documents incorporated by reference herein, contain certain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable United States securities laws (together, “forward-looking information”). Forward-looking information relates to future events or future performance of the Company and reflect the Company’s current estimates, predictions, expectations or beliefs regarding future events and include, without limitation, statements with respect to: expected production from, and the further potential of the Company’s properties; the ability of the Company to achieve its long-term outlook and the anticipated timing and results thereof (including the guidance set forth herein); the ability to lower costs and increase production; the economic viability of a project; strategic plans, including the Company’s plans with respect to its properties; the amount of mineral reserves and mineral resources; probable mineral reserves; indicated mineral reserves; inferred mineral reserves; the potential conversion of indicated mineral resources into mineral reserves; the amount of future production over any period; capital expenditures and mine production costs; the outcome of mine permitting; other required permitting; information with respect to the future price of minerals; expected cash costs and AISCs; the Company’s ability expand exploration on its properties; the Company’s ability to obtain assay results; the Company’s exploration and development programs; estimated future expenses; exploration and development capital requirements; the amount of mining costs; cash operating costs; operating costs; expected grades and ounces of metals and minerals; expected processing recoveries; expected time frames; prices of metals and minerals; LOM of certain projects; expectations of gold hedging programs; the implementation of cultural initiatives; expected increases to fleet capacities; non-cash losses translating into cash losses; the ability to continue to finance planned growth; access to additional debt; and the repayment of outstanding balances on revolving credit facilities. Often, but not always, forward-looking information may be identified by the use of words such as “expects”, “anticipates”, “plans”, “projects”, “forecasts”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information in this MD&A is based upon, without limitation, the following estimates and assumptions: the ability of the Company to successfully achieve business objectives;  the presence of and continuity of metals at the Company’s projects at modeled grades; gold and copper price volatility; the capacities of various machinery and equipment; the availability of personnel, machinery and equipment at estimated prices; exchange rates; metals and minerals sales prices; cash costs and AISCs; the Company’s ability to expand operations; the Company’s ability to obtain assay results; appropriate discount rates; tax rates and royalty rates applicable to the mining operations; cash operating costs and other financial metrics; anticipated mining losses and dilution; metals recovery rates; reasonable contingency requirements; the Company’s expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable; the Company’s expected ability to develop its projects including financing such projects; and receipt of regulatory approvals on acceptable terms.

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control, could cause actual results to differ materially from those contained in the forward-looking information. Specific reference is made to the Company’s most recent AIF for a discussion of some of the factors underlying forward-looking information, which include, without limitation: gold and copper or certain other commodity price volatility; changes in debt and equity markets; the uncertainties involved in obtaining and interpreting geological data; increases in costs;

Management’s Discussion and Analysis

environmental compliance and changes in environmental legislation and regulation; interest rate and exchange rate fluctuations; general economic conditions; political stability; and other risks involved in the mineral exploration and development industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking information.

All forward-looking information herein is qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update any forward-looking information, no inference should be drawn that it will make additional updates with respect to such or other forward-looking information.

Industry and Market Data

This MD&A includes market, industry and economic data which was obtained from various publicly available sources and other sources believed by the Company to be true. Although the Company believes it to be reliable, the Company has not independently verified any of the data from third party sources referred to in this MD&A or analyzed or verified the underlying reports relied upon or referred to by such sources, or ascertained the underlying economic and other assumptions relied upon by such sources. The Company believes that its market, industry and economic data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market, industry and economic data used in this MD&A are not guaranteed, and the Company does not make any representation as to the accuracy or completeness of such information.

Note to United States Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A refers to estimated mineral reserves and mineral resources, including inferred mineral resources, indicated mineral resources, measured mineral resources, probable mineral reserves and proven mineral reserves. The mineral reserve estimates were prepared in accordance with Subpart 1300 of Regulation S-K, or “S-K 1300,” using geostatistical and/or classical methods, plus economic and mining parameters appropriate to the deposit. The estimates include mining dilution and mining recovery. Mining dilution and recovery factors vary with specific reserve sources and are influenced by several factors including deposit type, deposit shape and mining methods. The estimate of mineral reserves and mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues 51 #100738255v1 Management’s Discussion and Analysis Our disclosure relating to exploration results, mineral resources, mineral reserves and exploration targets is based on supporting documentation prepared by qualified persons. Technical report summaries for each of our material mining operations have been prepared by qualified persons and have been filed as exhibits to our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission, or the “SEC”. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including our technical report summaries. The SEC’s website is http://www.sec.gov.

Additional Information

Additional information relating to the Company, is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/.

22. TECHNICAL DISCLOSURE

Unless otherwise stated in this MD&A, the technical and scientific information included herein has been derived from the following reports:

NI 43-101 technical reports:

o	The technical report dated October 5, 2023, with an effective date of July 12, 2023, and entitled “Feasibility Study Technical Report (NI 43-101) for the Borborema Gold Project, Currais Novos Municipality, Rio Grande do Norte, Brazil”, prepared for Aura Minerals by Homero Delboni Jr., Ph.D., (MAusIMM – CP Metallurgy), Independent Senior Consultant (Metallurgy), Erik Ronald, (P.Geo.), Principal Consultant with

Management’s Discussion and Analysis

SRK (U.S.), Inc., Farshid Ghazanfari, (P.Geo.), Geology and Resource Director for Aura Minerals, and Bruno Yoshida Tomaselli, (FAusIMM), Mining Engineer employed as a Consulting Manager with Deswik Brazil;

o	The technical report dated November 18, 2022, with an effective date of August 31, 2022, and entitled “Feasibility Study Technical Report (NI 43-101) for the Matupá Gold Project, Matupá Municipality, Mato Grosso, Brazil”, prepared for Aura Minerals by Farshid Ghazanfari, (P.Geo.), Geology and Resource Director for Aura Minerals, Luis Pignatari, (P. Eng.), EDE Mining Consultants (Engenharia de Minas ME), and Homero Delboni, Jr. Ph.D. (MAusIMM – CP Metallurgy), Independent Senior Consultant (Metallurgy);

o	The technical report dated March 10, 2021, with an effective date of December 31, 2020, and entitled “Updated Feasibility Study Technical Report For the Almas Gold Project, Almas Municipality, Tocantins, Brazil”, prepared for Aura Minerals by Farshid Ghazanfari, (P.Geo.), Geology and Resource Director for Aura Minerals, Terry Hennessey, (P.Geo), Senior Associate Geology with Micon International (Canada), Luis Pignatari, (P. Eng.), EDEM Mining Consultants (Engenharia de Minas ME), Robert Raponi, (P.Eng), Ausenco Principal Consultant (Metallurgy), Inna Dymov, (P.Eng), Independent Senior Consultant (Metallurgy), Adam Wheeler, (C.Eng) Adam Wheeler Mining Consultant Limited, and Porfirio Cabaleiro Rodriguez, (P.Eng), GE21 (Consultalria Mineral);

o	The technical report dated September 7, 2018, with an effective date of January 31, 2018, and entitled “Feasibility Study of the Re-Opening of the Aranzazu Mine, Zacatecas, Mexico”, prepared for Aura Minerals by Farshid Ghazanfari, P.Geo. (Farshid Ghazanfari Consulting), Adam Wheeler, C.Eng. (Independent Mining Consultant), Colin Connors, RM-SME (Aura Minerals Inc.), Robert Dowdell, C.Eng. (Dowdell Mining Limited), Paul Cicchini P.E. (Call & Nicholas, Inc.), G. Holmes, P.Eng. (Jacobs Engineering), B. Byler, P.E. (Wood Environment and Infrastructure Solutions), C. Scott, P.Eng. (SRK Canada), D. Lister, P.Eng. (Altura Environmental Consulting), and Fernando Cornejo, P.Eng. (Aura Minerals Inc.);

o	The Apoena Mines (EPP Complex) Technical Report dated March 31, 2024, with an effective date of October 31, 2023 was prepared for Aura Minerals by GE21 Ltda. and authored by Porfirio Cabaleiro Rodriguez, FAIG. (GE21 Mining Consultant), Luiz Eduardo Campos Pignatari, P.Eng. EDEM Mining Consultants (Engenharia de Minas ME) Farshid Ghazanfari, (P.Geo.), Geology and Resource Director for Aura Minerals, Homero Delboni Junior, Ph.D., (MAusIMM – CP Metallurgy), and Branca Horta de Almeida Abrantes, MAIG.(GE21 Mining Consultants).

o	The technical report dated July 2, 2014, with an effective date of December 31, 2013, and entitled “Mineral Resource and Mineral Reserve Estimates on the San Andrés Mine in the Municipality of La Union, in the Department of Copan, Honduras”, prepared for Aura Minerals by Bruce Butcher, (P.Eng.), former Vice President, Technical Services at Aura Minerals, Ben Bartlett, (FAusiMM), former Manager Mineral Resources at Aura Minerals, and Persio Rosario, (P. Eng.), former Principal Metallurgist at Aura Minerals; and

o	The technical report dated May 31, 2011, authored by W.J. Crowl, R. G. and Donald Hulse, P.Eng, and titled “NI 43-101 Report on The Tolda Fria Project, Manizales, Colombia”.

S-K 1300 technical report summaries:

o	The technical report summary, entitled “S-K 1300 Technical Report Summary on the Aranzazu Mine, Zacatecas, Mexico,” issued March 28, 2025, with an effective date of December 31, 2024, prepared by SLR Consulting (Canada) Ltd. SLR Consulting (Canada) Ltd is the qualified person under S-K 1300.

o	The technical report summary, entitled “S-K 1300 Technical Report Summary, San Andres Mine, Department of Copan, Honduras,” issued March 28, 2025, with an effective date of December 31, 2024, prepared by SLR Consulting (Canada) Ltd. SLR Consulting (Canada) Ltd is the qualified person under S-K 1300.

o	The technical report summary, entitled “Apoena Mine (EPP Complex) Mineral Resource and Mineral Reserve,” issued March 28, 2025, with an effective date of October 31, 2023, prepared by Porfirio Cabaleiro Rodriguez, Luiz Eduardo Campos Pignatari, Farshid Ghazanfari, Homero Delboni Junior, and Branca Horta de Almeida Abrantes as qualified persons under S-K 1300. Mr. Farshid Ghazanfari is the Geology and Mineral Resources Manager for the Company.

Management’s Discussion and Analysis

o	The technical report summary, entitled “S-K 1300 Technical Report Summary, Almas Project, Tocantins State, Brazil,” issued April 10, 2025, with an effective date of December 31, 2024, prepared by SLR Consulting (Canada) Ltd. SLR Consulting (Canada) Ltd is the qualified person under S-K 1300.

o	The technical report summary, entitled “Technical Report Summary on the Feasibility Study for the Matupá Gold Project, Matupá Municipality, Mato Grosso, Brazil,” issued March 28, 2025, with an effective date of August 31, 2022, prepared by F. Ghazanfari. P. Geo. (Aura Minerals), L. Pignatari, P.Eng. (EDEM, 53 #100738255v1 Management’s Discussion and Analysis Consultants, Brazil), and H. Delboni Jr. P.Eng. (Independent Mining Consultant, Brazil) as qualified persons under S-K 1300. Mr. Farshid Ghazanfari is the Geology and Mineral Resources Manager for the Company.

o	The technical report summary, entitled “Feasibility Study Technical Report for the Borborema Gold Project, Currais Novos Municipality, Rio Grande do Norte, Brazil,” issued March 28, 2025, with an effective date of January 31, 2023, prepared by B. Tomaselli B.Sc., FAusIMM (Deswik, Belo Horizonte, Brazil), SRK Consulting (U.S.), Inc., Denver, USA., F. Ghazanfari. P. Geo. (Aura Minerals), and H. Delboni Jr. P.Eng. (Independent Mining Consultant, Brazil) as qualified persons under S-K 1300. Mr. Farshid Ghazanfari is the Geology and Mineral Resources Manager for the Company.

o	The technical report summary, entitled “S-K 1300 Technical Report Summary Initial Assessment, Era Dorada Gold Project, Jutiapa, Guatemala,” issued June 6, 2025, with an effective date of December 31, 2024, prepared by Porfirio Cabaleiro Rodriguez, Garth Kirkham and Dr. Homero Delboni Jr. as qualified persons under S-K 1300. Mr. Delboni Jr. is a Mining Engineer and Minerals Processing, Ph.D, in Minerals Processing and Chartered Professional (Metallurgy) of the Australasian Institute of Mining and Metallurgy (AusIMM #112813).

Farshid Ghazanfari, P.Geo., Mineral Resources and Geology Director for Aura Minerals Inc., has reviewed and approved the scientific and technical information contained within this MD&A and serves as the Qualified Person as defined in NI 43-101 and S-K 1300. All NI 43-101 technical reports related to properties material to Aura are available on SEDAR+ at sedarplus.ca and all S-K 1300 technical report summaries related to properties material to Aura are available on www.sec.gov.

Readers are reminded that results outlined in the technical reports for each of these projects are preliminary in nature and may include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

There is no certainty that the mine plans and economic models contained in any of the reports will be realized. Readers are further cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability. Readers are also advised to refer to the latest annual information form and technical reports of the Company as well as other continuous disclosure documents filed by the Company available at sedarplus.ca, for detailed information (including qualifications, assumptions and notes set out accordingly) regarding the mineral reserve and mineral resource information contained in this MD&A.